Exhibit 99.6

Stock Code : 8150

2017 Annual Shareholders’ Meeting Handbook

Time: May 26, 2017

Place:	Hsinchu Science Park Life Hub (Einstein Hall, 2F, 1 Industry E. 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan)

(This English translation is prepared in accordance with the Chinese version and is for reference purposes only. If there are any inconsistency between the Chinese original and this translation, the Chinese version shall prevail.)

Table of Contents

A.	Meeting Procedure		1

B.	Meeting Agenda		2

	I.	Chairman’s opening remarks	3

	II.	Report Items	3

	III.	Matters for Ratification	7

	IV.	Matters for Discussion	8

	V.	Other Proposals	10

	VI.	Special Motions	10

C.	Attachments

	1.	2016 Business Report	11

	2.	Audit Committee’s Review Report	13

	3.	Comparative Table of Amended Procedures for Ethical Management and Guidelines for Conduct	18

	4.	Financial Statements and Independent Auditor’s Report	19

	5.	Statement of Earnings Distribution for 2016	44

	6.	Comparative Table of Amendments to Articles of Incorporation	45

	7.	Comparative Table of Amendments to Operational Procedures for Acquisition and Disposal of Assets	47

	8.	Proposal of Releasing Directors from Non-Compete Restriction	69

D.	Appendix

	1.	Rules and Procedures of Shareholders’ Meeting	70

	2.	Articles of Incorporation	75

	3.	Shareholdings of All Directors	83

Meeting Procedure

I.	Call the meeting to order

II.	Chairman takes chair

III.	Chairman’s opening remarks

IV.	Report Items

V.	Matters for Ratification

VI.	Matters for Discussion

VII.	Other Matters

VIII.	Special Motions

IX.	Meeting Adjourned

Meeting Agenda

I.	Chairman’s opening remarks

II.	Report Items:

1.	Company’s 2016 business report.

2.	Audit Committee’s review report of the financial reports.

3.	Report of impairment loss on assets.

4.	Amendments to Procedures for Ethical Management and Guidelines for Conduct.

5.	Report of 2016 distribution of compensation to employees and directors.

6.	Report of merger regarding Company’s merger with its parent company, ChipMOS TECHNOLOGIES (Bermuda) LTD.

7.	Status of Company’s private placement.

8.	Adjustment of projected useful life for certain facilities and equipment.

9.	Explanation of not adopting shareholder’s proposal in the agenda.

III.	Matters for Ratification:

1.	Adoption of 2016 financial Statements.

2.	Adoption of 2016 earnings distribution plan.

IV.	Matters for Discussion:

1.	Amendments to Company’s Articles of Incorporation.

2.	Amendments to Company’s Operational Procedures for Acquisition and Disposal of Assets.

3.	Distribution of cash to shareholders from capital surplus.

V.	Other Proposals:

1.	To release restrictions under Article 209 of the Company Act regarding non-compete of directors.

V.	Special Motions

VII.	Meeting Adjourned

Time: 9 a.m., May 26, 2017 (Friday)

Place:	Hsinchu Science Park Life Hub (Einstein Hall, 2F, 1 Industry E. 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan)

Chairman: Mr. Shih-Jye Cheng

I.	Chairman’s opening remarks.

II.	Report Items

Report Item 1

Subject: Company’s 2016 business report.

Explanatory Note:	Please refer to Attachment 1, page 11 of this Handbook, for Company’s 2016 business report.

Report Item 2

Subject: Audit Committee’s review report of the financial reports.

Explanatory Note:	Please refer to Attachment 2, page 13 of this Handbook, for Audit Committee’s audit report.

Report Item 3

Subject: Report of impairment loss on assets.

Explanatory Note:

1.	Company assessed, in accordance with Statement of Financial Accounting Standards, that the impairment loss on assets for 2016 was NT$8,198 thousand, as shown in the table below:

(All figures in Thousands of New Taiwan Dollars)
Class of Assets Held	Category	Amount
Machinery and Equipment	Real Property, Plant and Equipment	8,198

Total		8,198

2.	The impairment loss on assets has been recognized and listed on the 2016 audited financial statements.

3.	This item has been approved by the Audit Committee and adopted by the Board of Directors, and is hereby reported at the shareholders’ meeting.

Report Item 4

Subject: Amendments to Procedures for Ethical Management and Guidelines for Conduct.

Explanatory Note:

1.	To strengthen corporate governance and implement Article 17 of the Ethical Corporate Management Best Practice Principles for TWSE/GTSM Listed Companies, Company amended the responsible department of the Procedures for Ethical Management and Guidelines for Conduct. Please refer to Attachment 3, page 18 of this Handbook, for the comparative table of the amended Procedures for Ethical Management and Guidelines for Conduct.

2.	This item has been adopted by the 7th meeting of the 8th Board of Directors and hereby reported at the shareholders’ meeting.

Report Item 5

Subject: Report of 2016 distribution of compensation to employees and directors.

Explanatory Note:

1.	Article 25 of the Company’s Articles of Incorporation provides that “[i]f there is profit in any given year, the Company shall set aside 10% thereof as employee compensation. The board of directors may resolve to pay said compensation in the form of shares or cash. Such compensation may be paid to the employees of an affiliated company who meet the conditions set by the board of directors. The board of directors may resolve to set aside no more than 0.5% of the above-mentioned profit as the remuneration of the directors.” Further, Paragraph 1 of Article 235-1 of the Company Act provides that “company shall specify a fixed amount or ratio of the profit of the current year distributable as employees’ compensation in the Articles of Incorporation. However, if the company has accumulated losses, it shall make up such losses.”

2.	Company’s profit for 2016 is NT$1,951,021,329 (i.e., the profit before tax prior to the deduction of the distributable compensation of employees, directors and supervisors). Company’s profit is NT$705,530,936 after making up the accumulated losses, NT$1,245,490,393 (which is mainly due to the accumulated losses recognized for the merger with ChipMOS TECHNOLOGIES (Bermuda) LTD.) It is proposed to set aside 10% of Company’s profit, NT$70,553,090, in cash as employees’ compensation, and 0.5% of Company’s profit, NT$3,527,649, as directors’ and supervisors’ compensation.

3.	The foregoing amounts have been adopted by the Board of Directors after being reviewed by the 6th meeting of the 3rd Remuneration Committee and is hereby reported at the annual shareholders’ meeting.

Report Item 6

Subject: Report of merger regarding Company’s merger with its parent company, ChipMOS TECHNOLOGIES (Bermuda) LTD.

Explanatory Note:	The merger between the Company and its parent company, ChipMOS TECHNOLOGIES (Bermuda) LTD., has been approved by the Financial Supervisory Commission per its letter (Ref. No. Jin-Guan-Zheng-Fa-Tzu 1050040887) dated October 20, 2016. Each party at its October 20, 2016 meeting of Board of Directors set October 31, 2016 as the record date of the merger. As of the date hereof, both parties have completed the merger and all operations are functioning smoothly.

Report Item 7

Subject: Status of Company’s private placement.

Explanatory Note:

1.	According to the Directions for Public Companies Conducting Private Placements of Securities, the Company shall report at the shareholders’ meeting the status of the resolution adopted at the shareholders’ meeting and the Board of Director to raise fund via capital increase by cash and common shares issuance through private placement.

2.	The extraordinary shareholders’ meeting adopted a resolution to proceed with a private placement of common shares on January 28, 2016. After taking subjective and objective factors into consideration, the Company and Tsinghua Unigroup reached a consensus through amicable negotiation and agreed to terminate the Share Subscription Agreement and relevant transaction documents between both parties. Therefore, the Company made an early termination of the private placement and had executed a termination agreement with Tsinghua Unigroup. Both parties agreed to terminate the Share Subscription Agreement and Strategic Alliance Agreement executed on December 11, 2015. The Company also executed a termination agreement with Tibet MaoYeChuangXin Investment LTD. to terminate the Share Subscription Agreement executed on February 25, 2016. This item has been approved by the Audit Committee and adopted by the Board of Directors to terminate the private placement on November 30, 2016 and is hereby reported at the shareholders’ meeting.

Report Item 8

Subject: Adjustment of projected useful life for certain facilities and equipment.

Explanatory Note:

1.	To improve the relevance and comparability of financial information of the Company, the Company plans to change the projected useful life of certain facilities and equipment after taking into consideration similar historical experience and common industry practice regarding the use of similar assets.

2.	The Company engaged the Chung Ya Real Estate Appraiser Firm and China Industrial & Commercial Research Institute to issue assessment reports on the remaining useful life of certain facilities and equipment.

3.	The Company engaged certified public accountant to provide an item-by-item analysis and issue review opinion on the reasonableness of the foregoing pursuant to Article 6 of the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

4.	Effective November 11, 2016, the Company extended the projected useful life of certain facilities from 11 years to 16 years. On the same date, the Company revised projected useful life of certain machinery equipment from “2 to 6 years” to “2 to 8 years” in order to better reflect the actual status of the usage of Company’s fixed assets.

5.	This change in accounting projection made the depreciation expense for 2016 reduced by NT$119,737 thousand.

6.	This item is reported at the shareholders’ meeting after being approved by the Audit Committee and adopted by the Board of Directors.

Report Item 9

Subject: Explanation of not adopting shareholder’s proposal in the agenda.

Explanatory Note: No shareholder made any proposal for this shareholders’ meeting.

III.	Matters for Ratification

Item 1	Proposed by the Board of Directors

Subject: Adoption of the 2016 financial reports.

Explanatory Note:

The Company’s 2016 business report and consolidated and individual financial statements have been prepared (please refer to Attachment 1 on page 11, Attachments 4-1 and 4-2 on page 19 of this Handbook) and approved by the 10th meeting of the 8th Board of Directors and reviewed by the Audit Committee. It is hereby submitted to the shareholders’ meeting for approval.

Resolution:

Item 2	Proposed by the Board of Directors

Subject: Adoption of the 2016 earnings distribution plan.

Explanatory Note:

1.	The Company has surplus in 2016. The Company plans to distribute dividends in the amount of NT$257,026,278 at NT$0.3 per share pursuant to the Company’s Articles of Incorporation and taking into consideration the factors including Company’s future needs of working capital and capital expenditure and shareholders’ interests. Please refer to Attachment 5, page 44 of this Handbook.

2.	The earnings distribution will be distributed in cash. If any future event affects the total number of Company’s outstanding shares (for example, Company buys back its treasury shares or cancels redeemed issued restricted employee shares) and causes changes in the total number of Company’s outstanding shares, it is proposed that the Chairman be authorized to adjust the distribution ratio based on the total amount of earnings distribution approved by this shareholders’ meeting and the actual number of Company’s outstanding shares as of the record date of distribution.

3.	The cash dividend shall be calculated to the nearest NT$1 based on the ratio of the distribution, and any amount less than NT$1 shall be discarded. The aggregate amount of fractions less than NT$ 1 of the distribution shall be classified as Company’s other revenue.

4.	Based on the foregoing, this proposal is hereby submitted to the shareholders’ meeting for approval.

Resolution:

IV.	Matters for Discussion:

Item 1	Proposed by the Board of Directors

Subject: Amendments to Company’s Articles of Incorporation.

Explanatory Note:

1.	In order to proceed with private placement and the actual needs of Company’s operation, the Company amended the Articles of Incorporation on January 28, 2016 to increase the total capital from NT$9.7 billion to NT$14.5 billion.

2.	The Board of Directors approved the termination of the private placement on November 30, 2016 and the foregoing total capital no longer meets Company’s current needs. Therefore, the Company plans to reduce the total capital from NT$14.5 billion to NT$9.7 billion.

3.	Please refer to Attachment 6, page 45 of this Handbook, for the comparative table of the amended Articles of Incorporation.

4.	Based on the foregoing, this proposal is hereby submitted for discussion at the shareholders’ meeting.

Resolution:

Item 2	Proposed by the Board of Directors

Subject: Amendments to Company’s Operational Procedures for Acquisition and Disposal of Assets.

Explanatory Note:

1.	The Company plans to amend the Operational Procedures for Acquisition and Disposal of Assets pursuant to the Financial Supervisory Commission letter (Ref. No. Jin-Guan-Zheng-Fa-Tzu 1060001296) dated February 9, 2017 amending certain articles of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies.

2.	Please refer to Attachment 7, page 47 of this Handbook, for comparative table of the amendments to the Operational Procedures for Acquisition and Disposal of Assets.

3.	Based on the foregoing, this proposal is hereby submitted for discussion at the shareholders’ meeting.

Resolution:

Item 3	Proposed by the Board of Directors

Subject: Distribution of cash to shareholders from capital surplus.

Explanatory Note:

1.	After taking into consideration factors such as Company’s fund and shareholders’ interests, the Company plans to distribute to shareholders NT$599,727,983 from the capital surplus generating from share premium as cash dividends at NT$0.7 per share based on the registered shares provided in the shareholder roster as of the record date of distribution.

2.	In respect of the foregoing ratio of cash dividends distributed to shareholders, if any future event affects the total number of Company’s outstanding shares (for example, Company buys back its treasury shares or cancels redeemed issued restricted employee shares) and causes changes in the total number of Company’s outstanding shares, it is proposed that the Chairman may be authorized to adjust the distribution ratio based on the total amount of distribution approved at this shareholders’ meeting and the actual number of Company’s outstanding shares as of the record date of distribution.

3.	The aggregate amount of fractions less than NT$1 of the distribution shall be classified as Company’s other revenue.

4.	This proposal has been approved by the Audit Committee and adopted by the Board of Directors, and is hereby submitted for annual shareholders’ meeting discussion.

5.	Based on the foregoing, this proposal is hereby submitted for discussion at the shareholders’ meeting.

Resolution:

V.	Other Proposals:

Item 1	Proposed by the Board of Directors

Subject: To release restriction under Article 209 of the Company Act regarding non-compete of new director-elect.

Explanatory Note:

1.	Article 209 of the Company Act provides that any director who engages in any conduct that is within Company’s business scope for himself/herself or others shall explain the material content of such conducts to the shareholders’ meeting and obtain its approval.

2.	Therefore, pursuant to the laws, it is hereby proposed to release the non-compete restriction in respect of the situation of directors holding multiple offices. Please refer to Attachment 8, page 69 of this Handbook.

3.	Based on the foregoing, this proposal is hereby submitted for resolution at the shareholders’ meeting.

Resolution:

VI.	Special Motions

VII. Meeting Adjourned

Attachment 1

Business Report

From the corporate governance and business deployment strategy point of view, 2016 was a critical transition year for ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”). With respect to corporate governance, we completed the merger with the former parent company, ChipMOS TECHNOLOGIES (Bermuda) LTD.. This merger was approved and announced by the Board of Directors on January 21, 2016. ChipMOS offered 18.71 common shares and US$3.71 in cash for the exchange of each common share of ChipMOS TECHNOLOGIES (Bermuda) LTD to merge with ChipMOS, which is and continues to be the surviving company. The merger was completed by October 31, 2016. As of December 31, 2016, ChipMOS has t approximately 856.75 million shares outstanding. By the end of 2016 approximately 56.4% of the outstanding shares were held in the form of the American Depositary Receipt (“ADS”), which started its trading on US NASDAQ Market under the ticker of IMOS from October 31, 2016. One of key business deployment strategies was the was the establishment of collaborative project with Tsinghua Unigroup. An extraordinary shareholders’ meeting held in January 2016 authorized the Chairman to complete the private placement with Tsinghua Unigroup. However, after taking into account of the changes of investment environment both parties agreed to change the focus to a joint venture opportunity in China. On November 30, 2016, ChipMOS announced to sell 54.98% of its equity interest in ChipMOS TECHNOLOGIES (Shanghai) LTD. to a group of strategic investors led by Tsinghua Unigroup.

ChipMOS’ consolidated revenue for 2016 was NT$18.4 billion, which reflects a decline of 2.4% from 2015. The net profit attributable to to the parent company was NT$1.53 billion and the earnings per share was NT$1.78 per basic share count.

Pursuant to the global environment of semiconductor industry, the decline of ChipMOS’ consolidated revenue for 2016 was primarily attributed to the weak demand on wafer bumping and the assembly and testing services for LCD driver used by small panels. On the contrary, demands for assembly and testing of WLCSP showed a significant growth in 2016. Continued efficiency enhancement of production lines resulted in an improved cost structure. Although the Company’s overall capacity utilization was at ~70%, the 2016 gross margin maintained well at the 19.8% level on the consolidated basis.

ChipMOS’ financial situation has been improved over years through the adjustment of the product mix, customer base and business segment served. In the first half of 2016, aimed at improving shareholders’ value, the Company spent approximately NT$1 billion to purchase 30 million shares from the open market. The Company also spent approximately NT$3.34 billion in the second half of the year to complete the merger with ChipMOS TECHNOLOGIES (Bermuda) LTD. and distributed cash dividends in an amount of NT$1.79 billion. By the end of 2016, the aggregated amount of ChipMOS’ consolidated cash and cash equivalents is approximately NT$7.57 billion with the debt ratio of 48.0% and the net debt to equity ratio of 19.8%. The 2016 annual Return on Equity (ROE) is approximately 6.5%.

With respect to 2016 business, revenue of the wafer bumping declined 11.0% as compared to 2015 and the LCD driver IC assembly and testing business was down 8.8%. In addition, revenue of assembly business increased by 5.4% as compared to the prior year, revenue from product and wafer test remained flat, while the business of WLCSP assembly and testing increased by 35.5%. In 2016, the top 10 customers accounted for 83.4% of the total revenue, which showed a slight increase as compared to 81.6% in 2015.

Looking forward, in 2017 we will continue to focus on the business and capacity expansion of LCD driver IC and wafer bumping. At the same time, we will also initiate and develop technology of bumping and redistribution layer (RDL) for non-driver products and laterally deploy WLCSP assembly technology to meet clients’ needs for various end applications. The Company has simplified its corporate structure, and will further complete the optimization and adjustment of customer base and product lines along with its marketing strategy in China. We expect the semiconductor industry will continue to strengthen in 2017 and our operating profits and revenue are expected to improve accordingly.

Chairman: Shih-Jye Cheng      President: Shih-Jye Cheng      Accounting Officer: Shou-.Kang.Chen

Attachment 2

Audit Committee’s Review Report

In respect of Company’s Financial Reports for year 2016, PricewaterhouseCoopers (PwC) Taiwan was retained to issue an audit report. The Financial Reports have been reviewed and determined to be correct and compliant by this Audit Committee. According to Article 219 of the Company Act, we hereby submit the foregoing report.

ChipMOS TECHNOLOGIES INC.

Audit Committee: Chin-Shyh Ou

March 9, 2017

Audit Committee’s Review Report

In respect of Company’s Financial Reports for year 2016, PricewaterhouseCoopers (PwC) Taiwan was retained to issue an audit report. The Financial Reports have been reviewed and determined to be correct and compliant by this Audit Committee. According to Article 219 of the Company Act, we hereby submit the foregoing report.

ChipMOS TECHNOLOGIES INC.

Audit Committee: Tai-Haur Kuo

March 9, 2017

Audit Committee’s Review Report

In respect of Company’s Financial Reports for year 2016, PricewaterhouseCoopers (PwC) Taiwan was retained to issue an audit report. The Financial Reports have been reviewed and determined to be correct and compliant by this Audit Committee. According to Article 219 of the Company Act, we hereby submit the foregoing report.

ChipMOS TECHNOLOGIES INC.

Audit Committee: Yuh-Fong Tang

March 9, 2017

Audit Committee’s Review Report

In respect of Company’s Financial Reports for year 2016, PricewaterhouseCoopers (PwC) Taiwan was retained to issue an audit report. The Financial Reports have been reviewed and determined to be correct and compliant by this Audit Committee. According to Article 219 of the Company Act, we hereby submit the foregoing report.

ChipMOS TECHNOLOGIES INC.

Audit Committee: Cho-Lien Chang

March 9, 2017

Audit Committee’s Review Report

In respect of Company’s Financial Reports for year 2016, PricewaterhouseCoopers (PwC) Taiwan was retained to issue an audit report. The Financial Reports have been reviewed and determined to be correct and compliant by this Audit Committee. According to Article 219 of the Company Act, we hereby submit the foregoing report.

ChipMOS TECHNOLOGIES INC.

Audit Committee: Kuei-Ann Wen

March 9, 2017

Attachment 3

Comparative Table of

Amended Procedures for Ethical Management and Guidelines for Conduct

of

ChipMOS TECHNOLOGIES INC.

Article	After amendment	Before amendment	Explanations

5	The Company appoints Corporate Governance Group as the responsible department (hereinafter referred to as Company’s Responsible Department), which Department shall be subordinate to the Board of Directors. It shall handle procedures of the amendment, enforcement, explanation, consulting services and the registration and filing of reported contents, and supervision regarding this Procedures and Guidelines. Its main tasks are provided as follows and shall submit report to the Board of Directors periodically…	The Company appoints the Auditing Office as the responsible department (hereinafter referred to as Company’s Responsible Department), which Department shall be subordinate to the Board of Directors. It shall handle procedures of the amendment, enforcement, explanation, consulting services and the registration and filing of reported contents, and supervision regarding this Procedures and Guidelines. Its main tasks are provided as follows and shall submit report to the Board of Directors periodically…	Companies with their auditing office serves as the responsible department of the Procedures for Ethical Management and Guidelines for Conduct could not earn points from the corporate governess evaluation. Therefore, the Company changes the responsible department from the Auditing Office to “Corporate Governance Group” after taking into consideration the industry practices and the advice given by the governance department of Taiwan Stock Exchange.

	This Procedure was enacted on August 13, 2013. The first amendment was made on March 12, 2015 and the second amendment was made on November 10, 2016.	This Procedure was enacted on August 13, 2013. The first amendment was made on March 12, 2015.	Date of this amendment is added.

Attachment 4-1

AUDIT REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of ChipMOS TECHNOLOGIES INC.

Opinion

We have audited the accompanying consolidated balance sheets of ChipMOS TECHNOLOGIES INC. and its subsidiaries (the “Group”) as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for the years then ended, and the notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, based on our audits and the report of the other independent accountants, as described in the Other matters section of our report, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2016 and 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended, in accordance with the “Regulations Governing the Preparations of Financial Reports by Securities Issuers” and the International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations as endorsed by the Financial Supervisory Commission.

Basis for opinion

We conducted our audits in accordance with the “Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants” and generally accepted auditing standards in the Republic of China (“ROC GAAS”). Our responsibilities under those standards are further described in the Independent Accountant’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Professional Ethics for Certified Public Accountants in the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with this Code. Based on our audits and the report of the other independent accountants, we believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and, in forming our opinion thereon, we do not provide a separate opinion on these matters.

Capital reorganization

Description

Please refer to Notes 4(28) and 6(32) to the consolidated financial statements for the details of the information on the accounting policies and the capital reorganization transaction.

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS Bermuda”) was the former parent company of ChipMOS TECHNOLOGIES INC. (the “Company”). On October 31, 2016, ChipMOS Bermuda was merged with and into the Company, with the latter being the surviving entity and ChipMOS Bermuda being the dissolving entity (the “Merger”). The Merger was the capital reorganization within the group and the accounting treatment was accounted for under the book value method. Based on the Merger agreement, the Company issued 25,620,267 units of American Depositary Shares (representing 512,405 thousand ordinary shares of the Company) and paid US$101,657 thousand in cash as the total consideration for the Merger. Since the Merger was a material transaction during the financial reporting period, it was identified as a key audit matter.

How our audit addressed the matter

Our key audit procedures performed in respect of the above included the following:

1.	Interviewed with management to understand the purpose, the evaluation process, and the determination of the consideration of the Merger.

2.	Obtained and reviewed the Merger agreement and the meeting minutes of the Board of Directors and General Shareholders’ Meetings, verified that the related meeting resolutions were consistent with the Merger agreement, and those provisions within the Merger agreement relating to the financial statements were accounted for by using the appropriate accounting treatment.

3.	Evaluated the qualification and objectivity of the independent expert engaged by the management, and reviewed the fairness opinion, as provided by management, of the Merger consideration issued by the independent expert.

4.	Obtained the calculation details of the consideration, verified that the number of ordinary shares issued, its represented fair value, and cash payment were consistent to the Merger agreement.

5.	Performed necessary audit procedures on the net assets of ChipMOS Bermuda on the date of the Merger.

6.	Reviewed and verified the accounting treatment and bookkeeping correctness of the Company on the date of the Merger.

7.	Reviewed Merger disclosure details in the financial statements.

Provisions for deficiency compensation

Description

Please refer to Note 4(19) to the consolidated financial statements for the accounting policies on provisions; Note 5(1) for uncertainty of accounting estimates and assumptions of provisions; and Note 6(12) for the details of the provisions for deficiency compensation.

The Company is primarily engaged in assembly and testing services for high-integration and high-precision integrated circuits. In case of deficiencies in the assembly and testing services provided, the Company has to clarify the reason for such deficiencies and attribute responsibilities, and determine whether to provide related provisions. Since the timing and amount of deficiency compensation are uncertain, and subject to management’s significant judgment, the provisions for deficiency compensation was identified as a key audit matter.

How our audit addressed the matter

Our key audit procedures performed in respect of the above included the following:

1.	Interviewed with management and verified the internal process on estimating provisions for deficiency compensation, and the consistency of process application during the financial reporting periods.

2.	Reviewed related documents and evidence provided by management, sampled and tested the reasonableness of providing and reversing provisions for deficiency compensation during the current period.

3.	Reviewed significant payments made subsequent to the reporting period and verified that provisions for deficiency compensation as not being underestimated.

Other matters

The report of the other independent accountants

We did not audit the financial statements of a certain investee company accounted for using the equity method. Those financial statements were audited by the other independent accountants, whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included in the financial statements and the information on the investee disclosed in Note 13 was based solely on the report of the other independent accountants. Investments in this investee company amounted to NT$369,329 thousand and NT$346,268 thousand, both representing 1% of total consolidated assets as of December 31, 2016 and 2015, and total net comprehensive income including the share of profit and other comprehensive income of associate accounted for using the equity method of NT$28,791 thousand and NT$31,104 thousand, representing 3% and 2% of total consolidated comprehensive income for the years then ended, respectively.

Parent company only financial reports

We have audited and expressed an unmodified opinion on the parent company only financial statements of ChipMOS TECHNOLOGIES INC. as of and for the years ended December 31, 2016 and 2015.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the “Regulations Governing the Preparations of Financial Reports by Securities Issuers” and the International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations as endorsed by the Financial Supervisory Commission, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the Audit Committee, are responsible for overseeing the Group’s financial reporting process.

Independent accountant’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report that includes our opinion. Reasonable assurance is a high level of assurance, but it is not a guarantee that an audit conducted in accordance with ROC GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ROC GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

2.	Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal controls.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Group to cease to continue as a going concern.

5.	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the footnote disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements.

We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Chun-Yuan Hsiao	Chih-Cheng Hsieh

for and on behalf of PricewaterhouseCoopers, Taiwan
March 9, 2017

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying consolidated financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of New Taiwan dollars)

					(Adjusted)
			December 31, 2016		December 31, 2015
Assets		Notes	Amount	%	Amount	%
	Current assets
1100	Cash and cash equivalents	6(1)	$7,571,366	24	$12,127,350	37
1150	Notes receivable, net		1,753	—	1,394	—
1170	Accounts receivable, net	6(2)	4,138,493	13	3,889,114	12
1200	Other receivables		57,411	—	137,013	—
130X	Inventories, net	6(3)	1,877,982	6	1,667,691	5
1410	Prepayments	6(8)	142,281	1	200,583	1
1460	Non-current assets held for sale, net	6(7)	3,105,071	10	—	—
1476	Other current financial assets	8	72,277	—	85,247	—

11XX	Total current assets		16,966,634	54	18,108,392	55

	Non-current assets
1543	Non-current financial assets carried at cost	6(4)	9,960	—	9,960	—
1550	Investments accounted for using equity method	6(5)	369,329	1	346,268	1
1600	Property, plant and equipment, net	6(6) and 8	13,497,218	43	14,211,560	43
1840	Deferred tax assets	6(29)	249,806	1	166,267	1
1920	Refundable deposits		21,321	—	21,840	—
1985	Long-term prepaid rents	6(8)	—	—	91,603	—
1990	Other non-current assets		181,692	1	61,977	—

15XX	Total non-current assets		14,329,326	46	14,909,475	45

1XXX	Total assets		$31,295,960	100	$33,017,867	100

(Continued)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of New Taiwan dollars)

					(Adjusted)
			December 31, 2016		December 31, 2015
Liabilities and Equity		Notes	Amount	%	Amount	%
	Liabilities
	Current liabilities
2100	Short-term bank loans	6(9)	$—	—	$1,148,875	4
2170	Accounts payable	6(10)	825,062	3	708,480	2
2200	Other payables	6(11)	1,962,400	6	2,392,660	7
2230	Current tax liabilities		90,104	—	253,726	1
2250	Current provisions	6(12)	80,719	—	96,903	—
2260	Liabilities directly related to non-current assets held for sale	6(7)	587,639	2	—	—
2310	Advance receipts		1,324	—	8,337	—
2320	Bank loans - current portion	6(13) and 8	1,062,285	4	1,548,688	5
2355	Current lease obligations payable	6(14)	11,291	—	—	—
2399	Other current liabilities		43,676	—	28,467	—

21XX	Total current liabilities		4,664,500	15	6,186,136	19

	Non-current liabilities
2540	Bank loans – non-current portion	6(13) and 8	9,687,720	31	4,985,832	15
2570	Deferred tax liabilities	6(29)	92,543	—	—	—
2613	Long-term lease obligations payable	6(14)	29,311	—	—	—
2630	Long-term deferred revenue	6(15)	—	—	89,168	—
2640	Net defined benefit liability, non-current	6(16)	546,968	2	519,471	2
2645	Guarantee deposits		1,404	—	2,099	—

25XX	Total non-current liabilities		10,357,946	33	5,596,570	17

2XXX	Total Liabilities		15,022,446	48	11,782,706	36

	Equity
	Equity attributable to owners of parent
	Capital stock
3110	Capital stock - common stock	6(18)	8,869,663	28	8,962,066	27
	Capital surplus	6(19)
3200	Capital surplus		6,888,826	22	3,755,849	11
	Retained earnings	6(20)
3310	Legal reserve		1,137,837	4	914,790	3
3350	Unappropriated retained earnings		286,801	1	5,858,579	18
	Other equity interest	6(21)
3410	Financial statements translation differences of foreign operations		10,600	—	63,668	—
3470	Equity directly related to non-current assets held for sale	6(7)	287,645	1	—	—
3490	Unearned employee awards		(200,204)	(1)	(447,323)	(1)
3500	Treasury stock	6(18)	(1,007,654)	(3)	—	—

31XX	Equity attributable to owners of the parent		16,273,514	52	19,107,629	58

35XX	Equity attributable to predecessors’ interests under common control		—	—	2,127,532	6

3XXX	Total equity		16,273,514	52	21,235,161	64

	Significant contingent liabilities and unrecognized contract commitments	9
	Significant events after the balance sheet date	11
3X2X	Total liabilities and equity		$31,295,960	100	$33,017,867	100

The accompanying notes are an integral part of these consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of New Taiwan dollars, except earnings per share)

			Years ended December 31,
			2016		2015 (Adjusted)
Items		Notes	Amount	%	Amount	%
4000	Revenue	6(7)(22)	$18,387,593	100	$18,837,089	100
5000	Cost of revenue	6(3)(7)(27)	(14,745,472)	(80)	(14,685,514)	(78)

5900	Gross profit	6(7)	3,642,121	20	4,151,575	22

	Operating expenses	6(7)(27)(28)
6100	Selling expenses		(72,918)	—	(90,345)	(1)
6200	General and administrative expenses		(822,068)	(4)	(770,075)	(4)
6300	Research and development expenses		(838,866)	(5)	(747,779)	(4)

6000	Total operating expenses		(1,733,852)	(9)	(1,608,199)	(9)
6500	Other income (expense), net	6(7)(23)	90,306	—	105,051	1

6900	Operating profit	6(7)	1,998,575	11	2,648,427	14

	Non-operating income (expenses)	6(7)
7010	Other income	6(24)	46,757	—	63,989	1
7020	Other gains and losses	6(25)	(194,705)	(1)	244,882	1
7050	Finance costs	6(26)	(179,116)	(1)	(142,511)	(1)
7060	Share of profit of associates and joint ventures accounted for using equity method	6(5)	28,924	—	31,269	—

7000	Total non-operating income (expenses)		(298,140)	(2)	197,629	1

7900	Profit before income tax	6(7)	1,700,435	9	2,846,056	15
7950	Income tax expenses	6(7)(29)	(352,050)	(2)	(835,710)	(5)

8000	Profit for the year from continuing operations	6(7)	1,348,385	7	2,010,346	10
8100	Loss for the year from discontinued operations	6(7)	(122,105)	(1)	(34,233)	—

8200	Profit for the year	6(7)	$1,226,280	6	$1,976,113	10

(Continued)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of New Taiwan dollars, except earnings per share)

			Years ended December 31,
			2016			2015(Adjusted)
Items		Notes	Amount		%	Amount		%
	Other comprehensive income
8311	Loss on remeasurements of defined benefit plans	6(16)		($43,383)	—		($41,758)	—
8320	Share of other comprehensive loss of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss			(133)	—		(165)	—
8349	Income tax effect that will not be reclassified to profit or loss	6(29)		7,375	—		7,099	—

8310	Components of other comprehensive income that will not be reclassified to profit or loss			(36,141)	—		(34,824)	—

8361	Exchange differences on translation of foreign operations	6(21)		(200,280)	(1)		(12,376)	—

8360	Components of other comprehensive income that will be reclassified to profit or loss			(200,280)	(1)		(12,376)	—

8300	Other comprehensive loss, net			($236,421)	(1)		($47,200)	—

8500	Total comprehensive income for the year			$989,859	5		$1,928,913	10

	Profit (loss), attributable to:
8610	Equity holders of the Company - continuing operations			$1,654,397	9		$2,264,702	12
	Equity holders of the Company - discontinued operations			(122,105)	(1)		(34,233)	—
8615	Predecessors’ interests under common control			(306,012)	(2)		(291,429)	(2)
8620	Non-controlling interests			—	—		37,073	—

				$1,226,280	6		$1,976,113	10

	Comprehensive income attributable to:
8710	Equity holders of the Company - continuing operations			$1,613,948	8		$2,267,401	12
	Equity holders of the Company - discontinued operations			(318,077)	(1)		(62,126)	—
8715	Predecessors’ interests under common control			(306,012)	(2)		(291,429)	(2)
8720	Non-controlling interests			—	—		15,067	—

				$989,859	5		$1,928,913	10

	Earnings per share-basic	6(30)
9710	Equity holders of the Company - continuing operations		$		1.92	$		2.58
9720	Equity holders of the Company - discontinued operations				(0.14)			(0.04)

9750	Equity holders of the Company				1.78			2.54

	Predecessors’ interests under common control				(0.35)			(0.33)

	Earnings per share-basic		$		1.43	$		2.21

	Earnings per share-diluted	6(30)
9810	Equity holders of the Company - continuing operations		$		1.90	$		2.55
9820	Equity holders of the Company - discontinued operations				(0.14)			(0.04)

9850	Equity holders of the Company				1.76			2.51
	Predecessors’ interests under common control				(0.35)			(0.33)

	Earnings per share-diluted		$		1.41	$		2.18

The accompanying notes are an integral part of these consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of New Taiwan dollars)

		Equity attributable to owners of the parent
				Retained earnings		Other equity interest
	Notes	Capital stock - common stock	Capital surplus	Legal reserve	Total unappropriated retained earnings	Financial statement translation differences of foreign operations	Equity directly related to non- current assets held for sale	Unearned employee awards	Treasury stock	Total	Equity attributable to predecessors’ interests under common control	Non- controlling interest	Total equity

Year 2015 (Adjusted)
Balance at January 1, 2015		$8,646,193	$2,272,838	$582,927	$6,646,436	$36,074	$—	$—	$—	$18,184,468	$2,490,693	$2,621,685	$23,296,846
Appropriation and distribution of prior year’s earnings	6(20)
Legal reserve		—	—	331,863	(331,863)	—	—	—	—	—	—	—	—
Cash dividends - the Company	6(20)	—	—	—	(1,999,225)	—	—	—	—	(1,999,225)	1,159,018	—	(840,207)
Cash dividends - predecessors’ interests under common control		—	—	—	—	—	—	—	—	—	(125,293)	—	(125,293)
Share-based payments		—	51,233	—	—	—	—	—	—	51,233	123,168	564	174,965
Restricted shares		156,550	397,296	—	—	—	—	(447,323)	—	106,523	—	—	106,523
Repurchase of shares	6(18)	—	—	—	—	—	—	—	(633,737)	(633,737)	(1,228,625)	—	(1,862,362)
Cancellation of shares	6(18)	(200,000)	(56,823)	—	(376,914)	—	—	—	633,737	—	—	—	—
Acquisition of the interest of a subsidiary	6(31)	359,323	1,091,305	—	(275,500)	17,964	—	—	—	1,193,092	—	(2,637,316)	(1,444,224)
Profit (loss) for the year		—	—	—	2,230,469	—	—	—	—	2,230,469	(291,429)	37,073	1,976,113
Other comprehensive (loss) income for the year	6(21)	—	—	—	(34,824)	9,630	—	—	—	(25,194)	—	(22,006)	(47,200)

Balance at December 31, 2015		$8,962,066	$3,755,849	$914,790	$5,858,579	$63,668	$—	($447,323)	$—	$19,107,629	$2,127,532	$—	$21,235,161

Year 2016
Balance at January 1, 2016		$8,962,066	$3,755,849	$914,790	$5,858,579	$63,668	$—	($447,323)	$—	$19,107,629	$2,127,532	$—	$21,235,161
Appropriation and distribution of prior year’s earnings	6(20)
Legal reserve		—	—	223,047	(223,047)	—	—	—	—	—	—	—	—
Cash dividends - the Company	6(20)	—	—	—	(1,792,553)	—	—	—	—	(1,792,553)	—	—	(1,792,553)
Share-based payments		—	56,689	—	—	—	—	—	—	56,689	(128,602)	—	(71,913)
Restricted shares		4,347	10,755	—	14	—	—	247,119	—	262,235	—	—	262,235
Repurchase of shares	6(18)	—	—	—	—	—	—	—	(1,007,654)	(1,007,654)	—	—	(1,007,654)
Profit (loss) for the year		—	—	—	1,532,292	—	—	—	—	1,532,292	(306,012)	—	1,226,280
Other comprehensive loss for the year	6(21)	—	—	—	(36,141)	(200,280)	—	—	—	(236,421)	—	—	(236,421)
Reclassified as discontinued operations	6(7)	—	—	—	—	(287,645)	287,645	—	—	—	—	—	—
Effect of capital reorganization	6(32)(34)	(96,750)	3,065,533	—	(5,052,343)	434,857	—	—	—	(1,648,703)	(1,692,918)	—	(3,341,621)

Balance at December 31, 2016		$8,869,663	$6,888,826	$1,137,837	$286,801	$10,600	$287,645	($200,204)	($1,007,654)	$16,273,514	$—	$—	$16,273,514

The accompanying notes are an integral part of these consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of New Taiwan dollars)

		Years ended December 31,
	Notes	2016	(Adjusted) 2015

CASH FLOWS FROM OPERATING ACTIVITIES
Profit from continuing operations before tax		$1,700,435	$2,846,056
Loss from discontinued operations before tax	6(7)	(122,105)	(34,233)

Profit before tax		1,578,330	2,811,823
Adjustments
Adjustments to reconcile profit (loss)
Depreciation expense	6(6)(27)	3,228,441	3,018,977
Amortization expense	6(27)	2,838	2,946
Allowance for doubtful accounts	6(2)	87	—
Interest expense	6(26)	145,151	127,035
Interest income	6(24)	(42,307)	(68,283)
Share-based payments	6(17)(28)	356,463	207,242
Share of profit of associates and joint ventures accounted for using equity method	6(5)	(28,924)	(31,269)
Donation		127	—
Gain on disposal of property, plant and equipment	6(23)	(6,839)	(1,640)
Impairment loss on financial assets carried at cost	6(4)(25)	—	8,584
Impairment loss on property, plant and equipment	6(6)(23)	8,198	1,478
Deferred income		(2,403)	(2,496)
Changes in operating assets and liabilities
Changes in operating assets
Notes receivable		(359)	980
Accounts receivable		(479,989)	985,225
Other receivables		(124,226)	(42,139)
Inventories		(347,133)	36,974
Prepayments		12,291	78,676
Other current financial assets		17,243	191,974
Other non-current assets		(132,390)	(42,061)
Changes in operating liabilities
Accounts payable		215,555	(366,445)
Other payables		(249,607)	46,053
Current provisions		(16,184)	(21,683)
Advance receipts		2,150	(47,230)
Other current liabilities		22,878	(12,851)
Net defined benefit liability, non-current		(15,886)	(14,044)

Cash inflow generated from operations		4,143,505	6,867,826
Interest received		44,413	67,960
Dividends received		5,730	—
Interest paid		(145,668)	(127,568)
Income tax paid		(499,293)	(1,412,427)

Net cash flows from operating activities		3,548,687	5,395,791

(Continued)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of New Taiwan dollars)

		Years ended December 31,
	Notes	2016	(Adjusted) 2015

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of investments accounted for using equity method	6(5)	$—	($116,000)
Acquisition of property, plant and equipment	6(34)	(4,471,465)	(4,428,057)
Proceeds from disposal of property, plant and equipment		59,134	48,275
Decrease (increase) in refundable deposits		407	(589)
Decrease in other financial assets		(5,466)	(7,822)
Cash and cash equivalents reclassified as non-current assets held for sale	6(1)(7)	(389,897)	—

Net cash flows used in investing activities		(4,807,287)	(4,504,193)

CASH FLOWS FROM FINANCING ACTIVITIES
Prepaid cost of issuing new shares		—	(42,774)
Payments on short-term bank loans		(1,148,875)	(619,395)
Proceeds from long-term bank loans		10,560,000	2,000,000
Payments on long-term bank loans		(6,200,567)	(1,508,153)
Increase (decrease) in guarantee deposits		(44)	405
Cash dividend paid - the Company	6(20)	(1,792,553)	(840,207)
Cash dividend paid - predecessors’ interests under common control		—	(125,293)
Payments on repurchase of shares	6(18)(34)	(1,007,654)	(1,441,359)
Payments on acquisition of a subsidiary	6(31)	—	(1,444,224)
Cash paid in respect of share-based payment		(292,623)	(7,873)
Cash paid for capital reorganization	6(32)(34)	(3,341,621)	—

Net cash flows used in financing activities		(3,223,937)	(4,028,873)

Effect of exchange rate changes on cash and cash equivalents		(73,447)	(528)

Net decrease in cash and cash equivalents		(4,555,984)	(3,137,803)
Cash and cash equivalents at beginning of year		12,127,350	15,265,153

Cash and cash equivalents at end of year		$7,571,366	$12,127,350

The accompanying notes are an integral part of these consolidated financial statements.

Attachment 4-2

AUDIT REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of ChipMOS TECHNOLOGIES INC.

Opinion

We have audited the accompanying parent company only balance sheets of ChipMOS TECHNOLOGIES INC. (the “Company”) as of December 31, 2016 and 2015, and the related parent company only statements of comprehensive income, of changes in equity and of cash flows for the years then ended, and notes to the parent company only financial statements, including a summary of significant accounting policies.

In our opinion, based on our audits and the report of the other independent accountant, as described in the Other matters section of our report, the accompanying parent company only financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and its financial performance and its cash flows for the years then ended in accordance with the “Regulations Governing the Preparations of Financial Reports by Securities Issuers”.

Basis for opinion

We conducted our audits in accordance with the “Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants” and generally accepted auditing standards in the Republic of China (“ROC GAAS”). Our responsibilities under those standards are further described in the Independent Accountant’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the Code of Professional Ethics for Certified Public Accountants in the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with this Code. Based on our audits and the report of the other independent accountants, we believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the parent company only financial statements of the current period. These matters were addressed in the context of our audit of the parent company only financial statements as a whole and, in forming our opinion thereon, we do not provide a separate opinion on these matters.

Capital reorganization

Description

Please refer to Notes 4(23) and 6(29) to the parent company only financial statements for the information on the accounting policies and the capital reorganization transaction.

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS Bermuda”) was the former parent company of the Company. On October 31, 2016, ChipMOS Bermuda was merged with and into the Company with the latter being the surviving entity and ChipMOS Bermuda being the dissolving entity (the “Merger”). The Merger was a capital reorganization within the group and the accounting treatment was accounted for using the book value method. Based on the Merger agreement, the Company issued 25,620,267 units of American Depositary Shares (representing 512,405 thousand ordinary shares of the Company) and paid US$101,657 thousand in cash as the total consideration for the Merger. Since the Merger was a material transaction during the financial reporting period, it was identified as a key audit matter.

How our audit addressed the matter

Our key audit procedures performed in respect of the above included the following:

1.	Interviewed with management to understand the purpose, evaluation process, and determination of the consideration of the Merger.

2.	Reviewed the Merger agreement and the meeting minutes of the Board of Directors and General Shareholders’ Meetings, verified that the related meeting resolutions were consistent with the Merger agreement, and those provisions within the Merger agreement relating to the financial statements were accounted for by using the appropriate accounting treatment.

3.	Evaluated the qualification and objectivity of the independent expert engaged by the management, and reviewed the fairness opinion, as provided by management, of the Merger consideration issued by the independent expert.

4.	Obtained the calculation details of the consideration, verified that the number of ordinary shares issued, its represented fair value, and cash payment were consistent with the Merger agreement.

5.	Performed necessary audit procedures on the net assets of ChipMOS Bermuda on the date of the Merger.

6.	Reviewed and verified the accounting treatment and bookkeeping correctness of the Company on the date of the Merger.

7.	Reviewed the Merger disclosure details in the financial statements.

Provisions for deficiency compensation

Description

Please refer to Note 4(17) to the parent company only financial statements for the accounting policies on provisions; Note 5(1) for uncertainty of accounting estimate and assumptions of provisions; and Note 6(10) for details of the provisions for deficiency compensation.

The Company is primarily engaged in assembly and testing services for high-integration and high-precision integrated circuits. In case of deficiencies in the assembling and testing services provided, the Company has to clarify the reason for such deficiencies and attribute responsibilities, and determine whether to provide related provisions. Since the timing and amounts of deficiency compensation are uncertain, and subject to management’s significant judgment, the provisions for deficiency compensation were identified as a key audit matter.

How our audit addressed the matter

Our key audit procedures performed in respect of the above included the following:

1.	Interviewed with management and verified the internal process on estimating provisions for deficiency compensation, and the consistency of process application during the financial reporting periods.

2.	Reviewed related documents and evidence provided by management, sampled and tested the reasonableness of providing and reversing provisions for deficiency compensation during the current period.

3.	Reviewed significant payments made subsequent to the reporting period and verified that provisions for deficiency compensation as not being underestimated.

Other matters

The report of the other independent accountants

We did not audit the financial statements of a certain investee company accounted for using the equity method. Those financial statements were audited by the other independent accountants whose report thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included in the financial statements and the information on the investee disclosed in Note 13 was based solely on the report of the other independent accountants. Investments in this investee company amounted to NT$369,329 thousand and NT$346,268 thousand, both representing 1% of total assets as of December 31, 2016 and 2015, and total net comprehensive income including the share of profit and other comprehensive income of associate accounted for using the equity method of NT$28,791 thousand and NT$31,104 thousand, representing 3% and 2% of total comprehensive income for the years then ended, respectively.

Responsibilities of management and those charged with governance for the financial statements

Management is responsible for the preparation and fair presentation of the parent company only financial statements in accordance with the “Regulations Governing the Preparations of Financial Reports by Securities Issuers”, and for such internal controls as management determines is necessary to enable the preparation of parent company only financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company only financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the audit committee, are responsible for overseeing the Company’s financial reporting process.

Independent accountant’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the parent company only financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ROC GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these parent company only financial statements.

As part of an audit in accordance with ROC GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.	Identify and assess the risks of material misstatement of the parent company only financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

2.	Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report to the related disclosures in the parent company only financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.	Evaluate the overall presentation, structure and content of the parent company only financial statements, including the footnote disclosures, and whether the parent company only financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the parent company only financial statements. We are responsible for the direction, supervision and performance of the Company’s audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding the planned scope and timing of the audit, and significant audit findings including any significant deficiencies in internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company only financial statements of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Chun-Yuan Hsiao	Chih-Cheng Hsieh

for and on behalf of PricewaterhouseCoopers, Taiwan
March 9, 2017

The accompanying parent company only financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying parent company only financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY BALANCE SHEETS

(Expressed in thousands of New Taiwan dollars)

					(Adjusted)
			December 31, 2016		December 31, 2015
Assets		Notes	Amount	%	Amount	%
	Current assets
1100	Cash and cash equivalents	6(1)	$7,297,146	24	$10,459,388	32
1150	Notes receivable, net		1,753	—	1,394	—
1170	Accounts receivable, net	6(2)	4,138,491	14	3,651,309	11
1180	Accounts receivable - related parties		57	—	129	—
1200	Other receivables		254,966	1	96,382	—
1210	Other receivables - related parties	7	82,734	—	1,020,806	3
130X	Inventories, net	6(3)	1,877,982	6	1,533,860	5
1410	Prepayments		97,261	—	162,381	1
1476	Other current financial assets	8	72,277	—	65,211	—

11XX	Total current Assets		13,822,667	45	16,990,860	52

	Non-current assets
1543	Non-current financial assets carried at cost	6(4)	9,960	—	9,960	—
1550	Investments accounted for using equity method	6(5)	3,012,366	10	1,984,408	6
1600	Property, plant and equipment, net	6(6) and 8	13,495,686	44	13,558,502	41
1840	Deferred tax assets	6(27)	249,806	1	166,267	1
1920	Refundable deposits		20,435	—	20,927	—
1990	Other non-current assets		181,692	—	49,303	—

15XX	Total non-current assets		16,969,945	55	15,789,367	48

1XXX	Total assets		$30,792,612	100	$32,780,227	100

(Continued)

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY BALANCE SHEETS

(Expressed in thousands of New Taiwan dollars)

					(Adjusted)
			December 31, 2016		December 31, 2015
Liabilities and Equity		Notes	Amount	%	Amount	%
	Liabilities
	Current liabilities
2100	Short-term bank loans	6(7)	$—	—	$1,148,875	3
2170	Accounts payable	6(8)	825,062	3	635,787	2
2200	Other payables	6(9)	1,962,372	6	2,321,859	7
2220	Other payables - related parties	7	3,016	—	3,202	—
2230	Current tax liabilities		89,870	—	253,435	1
2250	Current provisions	6(10)	80,719	—	96,903	—
2310	Advance receipts		1,324	—	1,111	—
2320	Bank loans - current portion	6(11) and 8	1,062,285	4	1,548,688	5
2355	Current lease obligations payable		11,291	—	—	—
2399	Other current liabilities		43,676	—	27,302	—

21XX	Total current liabilities		4,079,615	13	6,037,162	18

	Non-current liabilities
2540	Bank loans - non - current portion	6(11) and 8	9,687,720	32	4,985,832	15
2570	Deferred tax liabilities	6(27)	92,543	—	—	—
2613	Long-term lease obligations payable	6(12)	29,311	—	—	—
2630	Long-term deferred revenue	6(13), 7 and 9	81,537	—	1,172	—
2640	Net defined benefit liability - non - current	6(14)	546,968	2	519,471	2
2645	Guarantee deposits		1,404	—	1,429	—

25XX	Non-current liabilities		10,439,483	34	5,507,904	17

2XXX	Total Liabilities		14,519,098	47	11,545,066	35

	Equity
	Capital stock
3110	Capital stock - common stock	6(15)(16)	8,869,663	29	8,962,066	27
	Capital surplus	6(17)
3200	Capital surplus		6,888,826	22	3,755,849	12
	Retained earnings	6(18)
3310	Legal reserve		1,137,837	4	914,790	3
3350	Unappropriated retained earnings		286,801	1	5,858,579	18
	Other equity interest	6(19)
3400	Other equity interest		98,041	—	(383,655)	(1)
3500	Treasury stock		(1,007,654)	(3)	—	—
35XX	Equity attributable to predecessor under common control		—	—	2,127,532	6

3XXX	Total equity		16,273,514	53	21,235,161	65

	Significant contingent liabilities and unrecognized contract commitments	9
	Significant events after the balance sheet date	11
3X2X	Total liabilities and equity		$30,792,612	100	$32,780,227	100

The accompanying notes are an integral part of these financial statements.

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of New Taiwan dollars, except earnings per share)

			Years ended December 31,
			2016			2015 (Adjusted)
Items		Notes	Amount		%	Amount		%
4000	Revenue	6(20)		$18,389,205	100		$18,275,095	100
5000	Cost of revenue	6(3)(25)		(14,745,959)	(80)		(14,319,819)	(78)

5900	Gross profit			3,643,246	20		3,955,276	22

	Operating expenses	6(25)(26)
6100	Selling expenses			(114,584)	(1)		(125,840)	(1)
6200	General & administrative expenses			(781,992)	(4)		(684,702)	(4)
6300	Research and development expenses			(838,866)	(5)		(724,829)	(4)

6000	Total operating expenses			(1,735,442)	(10)		(1,535,371)	(9)

6500	Other income (expense), net	6(21)		112,487	1		126,446	1

6900	Operating profit			2,020,291	11		2,546,351	14

	Non-operating income (expenses)
7010	Other income	6(22) and 7		59,248	—		61,132	—
7020	Other gains and losses	6(23)		(194,225)	(1)		263,213	2
7050	Finance costs	6(24)		(179,116)	(1)		(143,079)	(1)
7070	Share of (loss) profit of subsidiaries, associates and joint ventures accounted for using equity method	6(5)		(128,866)	(1)		25,346	—

7000	Total non-operating income (expenses)			(442,959)	(3)		206,612	1

7900	Profit before income tax			1,577,332	8		2,752,963	15
7950	Income tax expense	6(27)		(351,052)	(2)		(813,923)	(5)

8000	Profit for the year from continuing operations			1,226,280	6		1,939,040	10

8200	Profit for the year			$1,226,280	6		$1,939,040	10

	Other comprehensive income
8311	Net actuarial losses	6(14)		($43,383)	—		($41,758)	—
8330	Share of other comprehensive loss of associates and joint ventures that will not be reclassified to profit or loss			(133)	—		(165)	—
8349	Income tax effect that will not be reclassified to profit or loss	6(27)		7,375	—		7,099	—

8310	Components of other comprehensive loss that will not be reclassified to profit or loss			(36,141)	—		(34,824)	—

8361	Exchange differences on translation of foreign operations	6(19)		(200,280)	(1)		9,630	—

8360	Components of other comprehensive income that will be reclassified to profit or loss			(200,280)	(1)		9,630	—

8300	Other comprehensive loss, net			($236,421)	(1)		($25,194)	—

8500	Total comprehensive income for the year			$989,859	5		$1,913,846	10

	Profit (loss), attributable to:
	Equity holders of the Company			$1,532,292	8		$2,230,469	12
	Predecessors’ interests under common control	6(29)		(306,012)	(2)		(291,429)	(2)

				$1,226,280	6		$1,939,040	10

	Comprehensive income attributable to:
	Equity holders of the Company			$1,295,871	7		$2,205,275	12
	Predecessors’ interests under common control	6(29)		(306,012)	(2)		(291,429)	(2)

				$989,859	5		$1,913,846	10

	Earnings per share-basic	6(28)
9710	Equity holders of the Company		$		1.78	$		2.54
	Predecessors’ interests under common control				(0.35)			(0.33)

9750	Earnings per share-basic		$		1.43	$		2.21

	Earnings per share-diluted	6(28)
9810	Equity holders of the Company		$		1.76	$		2.51
	Predecessors’ interests under common control				(0.35)			(0.33)

9850	Earnings per share-diluted		$		1.41	$		2.18

The accompanying notes are an integral part of these financial statements.

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of New Taiwan dollars)

				Retained earnings		Other equity interest
	Notes	Capital stock - common stock	Capital surplus	Legal reserve	Unappropriated retained earnings	Financial statement translation differences of foreign operations	Others	Treasury stock	Equity attributable to predecessors’ interests under common control	Total equity

Year 2015 (Adjusted)
Balance at January 1, 2015		$8,646,193	$2,272,838	$582,927	$6,646,436	$36,074	$—	$—	$2,490,693	$20,675,161
Appropriation and distribution of prior year’s earnings:
Legal reserve		—	—	331,863	(331,863)	—	—	—	—	—
Cash dividends - the Company	6(18)	—	—	—	(1,999,225)	—	—	—	1,159,018	(840,207)
Cash dividends - predecessors’ interests under common control		—	—	—	—	—	—	—	(125,293)	(125,293)
Share-based payment		—	51,233	—	—	—	—	—	123,168	174,401
Restricted shares		156,550	397,296	—	—	—	(447,323)	—	—	106,523
Repurchase of shares	6(16)	—	—	—	—	—	—	(633,737)	(1,228,625)	(1,862,362)
Cancellation of shares	6(16)	(200,000)	(56,823)	—	(376,914)	—	—	633,737	—	—
Acquisition of the interest of a subsidiary		359,323	1,091,305	—	(275,500)	17,964	—	—	—	1,193,092
Profit (loss) for the year		—	—	—	2,230,469	—	—	—	(291,429)	1,939,040
Other comprehensive (loss) income for the year	6(19)	—	—	—	(34,824)	9,630	—	—	—	(25,194)

Balance at December 31, 2015		$8,962,066	$3,755,849	$914,790	$5,858,579	$63,668	($447,323)	$—	$2,127,532	$21,235,161

Year 2016
Balance at January 1, 2016		$8,962,066	$3,755,849	$914,790	$5,858,579	$63,668	($447,323)	$—	$2,127,532	$21,235,161
Appropriation and distribution of prior year’s earnings:
Legal reserve		—	—	223,047	(223,047)	—	—	—	—	—
Cash dividends	6(18)	—	—	—	(1,792,553)	—	—	—	—	(1,792,553)
Share-based payment		—	56,689	—	—	—	—	—	(128,602)	(71,913)
Restricted shares		4,347	10,755	—	14	—	247,119	—	—	262,235
Repurchase of shares	6(16)	—	—	—	—	—	—	(1,007,654)	—	(1,007,654)
Profit (loss) for the year		—	—	—	1,532,292	—	—	—	(306,012)	1,226,280
Other comprehensive loss for the year	6(19)	—	—	—	(36,141)	(200,280)	—	—	—	(236,421)
Effect of capital reorganization	6(29)(31)	(96,750)	3,065,533	—	(5,052,343)	434,857	—	—	(1,692,918)	(3,341,621)

Balance at December 31, 2016		$8,869,663	$6,888,826	$1,137,837	$286,801	$298,245	($200,204)	($1,007,654)	$—	$16,273,514

The accompanying notes are an integral part of these financial statements.

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(Expressed in thousands of New Taiwan dollars)

		Years ended December 31,
	Notes	2016	(Adjusted) 2015

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		$1,577,332	$2,752,963
Adjustments
Adjustments to reconcile profit (loss)
Depreciation expense	6(6)(25)	3,089,825	2,807,440
Allowance (reversal) for doubtful accounts	6(2)	87	(7,311)
Interest expense	6(24)	144,545	127,189
Interest income	6(22)	(51,045)	(55,858)
Share-based payments	6(15)(26)	356,463	206,167
Share of profit (loss) of subsidiaries and associates accounted for using equity method	6(5)	128,866	(25,346)
Donation		127	—
Gain on disposal of property, plant and equipment	6(6)(21)	(8,780)	(8,314)
Impairment loss on financial assets carried at cost	6(4)(23)	—	8,584
Impairment loss on property, plant and equipment	6(6)(21)	8,198	1,460
Amortization of intercompany transactions		4,120	685
Changes in operating assets and liabilities
Changes in operating assets
Notes receivable		(359)	(443)
Accounts receivable		(487,269)	888,496
Accounts receivable - related parties		72	56,025
Other receivables		33,452	15,462
Other receivables - related parties		(46,678)	(24,798)
Inventories		(344,122)	3,151
Prepayments		40,606	78,596
Other current financial assets		—	(9,880)
Other non-current assets		(132,389)	—
Changes in operating liabilities
Accounts payable		189,275	(305,329)
Other payables		(265,340)	116,548
Other payables - related parties		(186)	20,458
Advance receipts		213	43
Current provisions		(16,184)	(17,467)
Current lease obligations payable		16,375	(14,065)
Net defined benefit liability - non-current		(15,887)	(15,044)
Long-term deferred revenue		80,365	36

Cash inflow generated from operations		4,301,682	6,599,448
Interest received		55,333	53,562
Dividend received		5,730	—
Interest paid		(145,227)	(127,624)
Income tax paid		(498,239)	(1,217,256)

Net cash flows from operating activities		3,719,279	5,308,130

(Continued)

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(Expressed in thousands of New Taiwan dollars)

		Years ended December 31,
	Notes	2016	(Adjusted) 2015

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in other receivables - related parties		$984,750	($984,750)
Acquisition of investments accounted for using equity method	6(5)	(1,467,675)	(330,830)
Acquisition of property, plant and equipment	6(31)	(3,049,643)	(4,053,601)
Proceeds from disposal of property, plant and equipment		972	10,692
Decrease in refundable deposits		492	1,220
Increase in other current financial assets		(7,066)	(7,822)

Net cash flows used in investing activities		(3,538,170)	(5,365,091)

CASH FLOWS FROM FINANCING ACTIVITIES
Prepaid cost of issuing new shares		—	(22,406)
Payments on short-term bank loans		(1,148,875)	(595,244)
Proceeds from long-term bank loans		10,300,000	2,000,000
Payments on long-term bank loans		(6,060,000)	(1,440,000)
Decrease in refundable deposits		(25)	(1,539)
Cash dividend paid - the Company	6(18)	(1,792,553)	(840,207)
Cash dividend paid - predecessors’ interests under common control		—	(125,293)
Payments on repurchase of shares	6(16)(31)	(1,007,654)	(1,441,359)
Acquisition of a subsidiary	6(5)	—	38,818
Cash paid in respect of share-based payment		(292,623)	(7,873)
Cash paid for reorganization	6(29)(31)	(3,341,621)	—

Net cash flows used in financing activities		(3,343,351)	(2,435,103)

Net decrease in cash and cash equivalents		(3,162,242)	(2,492,064)
Cash and cash equivalents at beginning of year		10,459,388	12,951,452

Cash and cash equivalents at end of year		$7,297,146	$10,459,388

The accompanying notes are an integral part of these financial statements.

Attachment 5

ChipMOS TECHNOLOGIES INC.

Earnings Distribution Proposal

of 2016

		Unit: NT$
	Amount
Items	Subtotal	Total	Note
After tax earnings of 2016		$1,532,291,390
Plus: Unappropriated earnings of previous year	3,842,979,062
Plus: Share-based payment transaction	14,646
Less: Reorganization effects	(5,052,343,210)
Less: Remeasurement of defined benefit plans	(36,140,891)

Total earnings available for distribution		286,800,997

Distribution items
Appropriation of legal reserve		28,680,100
Dividends to shareholders		257,026,278

Unappropriated retained earnings at end of period		1,094,619

Chairman: Shih-Jye Cheng	Manager: Shih-Jye Cheng	Accounting Officer: Shou-.Kang.Chen

Attachment 6

ChipMOS TECHNOLOGIES INC.

Comparative Table

of

Seventeenth Amendment to Articles of Incorporation

Article	After amendment	Before amendment	Reason
Article 7	The total capital of the Company shall be in the amount of 9,700,000,000 New Taiwan Dollars, divided into 970,000,000 shares, of which the par value is 10 New Taiwan Dollars per share. For the shares not yet issued, the board of directors is authorized to issue such shares in installments based on the actual need. 970,000,000 New Taiwan Dollars included in the total capital under paragraph 1, which is equivalent to 97,000,000 shares at a par value of 10 New Taiwan Dollars each, shall be reserved for the employee stock options. The board of directors is authorized to issue such shares in installments based on the actual need.	The total capital of the Company shall be in the amount of 14,500,000,000 New Taiwan Dollars, divided into 1,450,000,000 shares, of which the par value is 10 New Taiwan Dollars per share. For the shares not yet issued, the board of directors is authorized to issue such shares in installments based on the actual need. 970,000,000 New Taiwan Dollars included in the total capital under paragraph 1, which is equivalent to 97,000,000 shares at a par value of 10 New Taiwan Dollars each, shall be reserved for the employee stock options. The board of directors is authorized to issue such shares in installments based on the actual need.	Restoring the previous provision of authorized capital to be in accordance with Company’s actual operation.

Article	After amendment	Before amendment	Reason
Article 28	These Articles of Incorporation are agreed upon and signed by all the promoters of the Company on July 17, 1997. The first amendment was made on April 27, 1998. The second amendment was made on May 18, 2000. The third amendment was made on June 5, 2002. The fourth amendment was made on June 26, 2003. The fifth amendment was made on June 11, 2004. The sixth amendment was made on June 15, 2005. The seventh amendment was made on August 2, 2005. The eighth amendment was made on June 15, 2006. The ninth amendment was made on April 12, 2007. The tenth amendment was made on June 28, 2007. The eleventh amendment was made on December 17, 2007. The twelfth amendment was made on March 30, 2010. The thirteenth amendment was made on June 22, 2012. The fourteenth amendment was made on June 17, 2013. The fifteenth amendment was made on December 30, 2014. The sixteenth amendment was made on January 28, 2016. The seventeenth amendment was made on May 26, 2017.	These Articles of Incorporation are agreed upon and signed by all the promoters of the Company on July 17, 1997. The first amendment was made on April 27, 1998. The second amendment was made on May 18, 2000. The third amendment was made on June 5, 2002. The fourth amendment was made on June 26, 2003. The fifth amendment was made on June 11, 2004. The sixth amendment was made on June 15, 2005. The seventh amendment was made on August 2, 2005. The eighth amendment was made on June 15, 2006. The ninth amendment was made on April 12, 2007. The tenth amendment was made on June 28, 2007. The eleventh amendment was made on December 17, 2007. The twelfth amendment was made on March 30, 2010. The thirteenth amendment was made on June 22, 2012. The fourteenth amendment was made on June 17, 2013. The fifteenth amendment was made on December 30, 2014. The sixteenth amendment was made on January 28, 2016.	The date of the seventeenth amendment is added.

Attachment 7

ChipMOS TECHNOLOGIES INC.

Comparative Table

of

Amendments to Certain Articles of

Operational Procedures for Acquisition and Disposal of Assets

Amended Provision	Current Provision	Explanations

Article 7

Company’s Operational Procedures for the Acquisition or Disposal of Real Property and Equipment

I       Appraisal Procedures

(I)    Procedure for acquisition or disposal of real property and equipment shall only be conducted after Company’s finance department or relevant departments has conducted benefit analysis as well as potential risks assessment, and such procedure shall be performed in accordance with Company’s authorization and approval regulations respectively.

(II)   The acquisition or disposal of real property, publicly announced current value, appraisal value, the actual transaction price of neighboring real property shall be taken into consideration for decision making.

(III)  The acquisition or disposal of equipment shall be carried out by one of the following methods: price inquiry, price comparison, price negotiation, or bidding.

(IV) Company’s acquisition or disposal of real property and equipment shall follow Company’s internal control system or other relevant procedure regulations.

II      Procedure for deciding trading conditions and limits of authorization The department in-charge shall submit the appraisal result regarding the reason, subject matter, trading counterparty, transfer price, payment terms, and price reference with proposed terms and conditions of such transaction to competent department pursuant to the authorization level for approval, and such procedure shall be performed in accordance with Company’s authorization and approval regulations respectively.

Article 7

Company’s Operational Procedures for the Acquisition or Disposal of Real Property and Equipment

I       Appraisal Procedures

(I)    Procedure for acquisition or disposal of real property and equipment shall only be conducted after Company’s finance department or relevant departments has conducted benefit analysis as well as potential risks assessment, and such procedure shall follow Company’s authorization and approval regulations respectively.

(II)   The acquisition or disposal of real property, publicly announced current value, appraisal value, the actual transaction price of neighboring real property shall be taken into consideration for decision making

(III)  The acquisition or disposal of equipment shall be carried out by one of the following methods: price inquiry, price comparison, price negotiation, or bidding.

(IV) Company’s acquisition or disposal of real property and equipment shall follow Company’s internal control system or other relevant procedure regulations.

II      Procedure for deciding trading conditions and limits of authorization The department in-charge shall submit the appraisal result regarding the reason, subject matter, trading counterparty , transfer price, payment terms, and price reference with proposed terms and conditions of such transaction to competent department pursuant to the authorization level for approval, and such procedure shall be performed in accordance with Company’s authorization and approval regulations respectively

The wordings are amended to be in consistent with the regulations amended by Financial Supervisory Commission, Executive Yuan.

Amended Provision	Current Provision	Explanations

III    Implementing department: Using department, finance department, and relevant responsible department.

IV    Appraisal report If the transaction amount of the acquisition or disposal of real property or equipment is greater than or equals to 20 percent of Company’s paid-in capital or NT$300 million, except for transactions with a government agency, engagement with others to build on Company’s own land or leased land, or acquisition or disposal of equipment for business use, the Company shall obtain an appraisal report issued by a professional appraiser prior to the date of the occurrence of such event and shall further comply with the following provisions:

(I)    If it is necessary to use a limited price, specified price, or special price as the reference basis for the transaction price, such transaction shall be submitted to the Board of Directors for approval in advance. Foregoing procedure shall also be applied to any future changes to the terms and conditions of the transaction.

(II)   If the transaction amount is greater than or equals to NT$1 billion, appraisals from two or more professional appraisers shall be obtained.

III    Implementing department: Using department, finance department, and relevant responsible department.

IV    Appraisal report If the transaction amount of the acquisition or disposal of real property or equipment is greater than or equals to 20 percent of Company’s paid-in capital or NT$300 million, except for transactions with a government institution, engagement with others to build on Company’s own land or leased land, or acquisition or disposal of equipment for business use, the Company shall obtain an appraisal report issued by a professional appraiser prior to the date of the occurrence of such event and shall further comply with the following provisions:

(I)    If it is necessary to use a limited price, specified price, or special price as the reference basis for the transaction price, such transaction shall be submitted to the Board of Directors for approval in advance. Foregoing procedure shall also be applied to any future changes to the terms and conditions of the transaction.

(II)   If the transaction amount is greater than or equals to NT$1 billion, appraisals from two or more professional appraisers shall be obtained.

Amended Provision	Current Provision	Explanations

(III)  If professional appraiser’s appraisal results fall within the scope as follows, unless all the appraisal results for the acquisition of assets are higher than the transaction amount, or all the appraisal results for the disposal of assets are less than the transaction amount, a certified public accountant shall be engaged to perform the appraisal in accordance with the provisions of Statement of Auditing Standards No. 20 published by the Accounting Research and Development Foundation (hereinafter ARDF) and render a specific opinion regarding the reason for the discrepancy and the appropriateness of the transaction price:

1.     The discrepancy between the appraisal result and the transaction amount is greater than or equals to 20 percent of the transaction amount.

2.     The discrepancy between the appraisal results of two or more professional appraisers is greater than or equals to 10 percent of the transaction amount.

(IV) No more than three months may elapse between the date which a professional appraiser issues the appraisal report and the effective date of the contract. However, if the publicly announced current value of the real property of the same period is used and not more than six months have elapsed, an opinion may still be issued by the original professional appraiser.

V     The transaction amounts referred to in the preceding paragraph shall be calculated in accordance with paragraph 2 of Article 19 herein, and “within the preceding year” as used herein refers to the year preceding the date of occurrence of the transaction. Items for which an appraisal report from a professional appraiser or a CPA’s opinion has been obtained pursuant to this Operational Procedure need not be counted toward the transaction amount.

(III)  If professional appraiser’s appraisal results fall within the scope as follows, unless all the appraisal results for the acquisition of assets are higher than the transaction amount, or all the appraisal results for the disposal of assets are less than the transaction amount, a certified public accountant shall be engaged to perform the appraisal in accordance with the provisions of Statement of Auditing Standards No. 20 published by the Accounting Research and Development Foundation (hereinafter ARDF) and render a specific opinion regarding the reason for the discrepancy and the appropriateness of the transaction price:

1.     The discrepancy between the appraisal result and the transaction amount is greater than or equals to 20 percent of the transaction amount.

2.     The discrepancy between the appraisal results of two or more professional appraisers is greater than or equals to 10 percent of the transaction amount.

(IV) No more than three months may elapse between the date which a professional appraiser issues the appraisal report and the effective date of the contract. However, if the publicly announced current value of the real property of the same period is used and not more than six months have elapsed, an opinion may still be issued by the original professional appraiser.

V     The transaction amounts referred to in the preceding paragraph shall be calculated in accordance with paragraph 2 of Article 19 herein, and “within the preceding year” as used herein refers to the year preceding the date of occurrence of the transaction. Items for which an appraisal report from a professional appraiser or a CPA’s opinion has been obtained pursuant to this Operational Procedure need not be counted toward the transaction amount.

Amended Provision	Current Provision	Explanations

Article 9

Company’s Procedure for Related Party Transactions

I.      When the Company engages in any acquisition or disposal of assets from or to a related party, in addition to that relevant resolution procedure and assessment regarding the reasonableness of the terms and conditions of the transaction shall be conducted pursuant to Articles 4, 5, 6, 7, 8 and 10 and this Article, if the transaction amount is greater than or equals to 10 percent of Company’s total assets, the Company shall also obtain an appraisal report from a professional appraiser or a CPA’s opinion in compliance with Articles 7, 8 and 10. When judging whether a trading counterparty is a related party, in addition to legal formalities, the substance of the relationship shall also be considered.

        The calculation of the transaction amount referred to in the preceding paragraph shall be made in accordance with paragraph 2 of Article 19, and “within the preceding year” as used herein refers to the year preceding the date of occurrence of the transaction. Items for which an appraisal report from a professional appraiser or a CPA’s opinion has been obtained pursuant to this Operational Procedure need not be counted toward the transaction amount.

Article 9

Company’s Procedure for Related Party Transactions

I.      When the Company engages in any acquisition or disposal of assets from or to a related party, in addition to that relevant resolution procedure and assessment regarding the reasonableness of the terms and conditions of the transaction shall be conducted pursuant to Articles 4, 5, 6, 7, 8 and 10 and this Article, if the transaction amount is greater than or equals to 10 percent of Company’s total assets, the Company shall also obtain an appraisal report from a professional appraiser or a CPA’s opinion in compliance with Articles 7, 8 and 10. When judging whether a trading counterparty is a related party, in addition to legal formalities, the substance of the relationship shall also be considered.

        The calculation of the transaction amount referred to in the preceding paragraph shall be made in accordance with paragraph 2 of Article 19, and “within the preceding year” as used herein refers to the year preceding the date of occurrence of the transaction. Items for which an appraisal report from a professional appraiser or a CPA’s opinion has been obtained pursuant to this Operational Procedure need not be counted toward the transaction amount.

The wordings are amended to be in consistent with the regulations amended by Financial Supervisory Commission, Executive Yuan.

Amended Provision	Current Provision	Explanations

II.     Appraisal and Operating Procedures

        When the Company intends to acquire or dispose of real property from or to a related party, or when it intends to acquire or dispose of assets other than real property from or to a related party and the transaction amount is greater than or equals to 20 percent of the paid-in capital, 10 percent of Company’s total assets, or NT$300 million, except in the trading of government bonds or bonds under repurchase and resale agreements, or subscription or repurchase of money market funds issued by domestic securities investment trust enterprises, the Company may not proceed to enter into a transaction contract or make a payment until the following materials have been approved by more than half of all the Audit Committee members, and then submitted to and adopted by the Board of Directors:

(I)    The purpose, necessity and estimated benefit of the acquiring or disposing assets.

(II)   The reason for choosing the related party as a trading counterparty.

(III)  With respect to the acquisition of real property from a related party, relevant materials regarding evaluation of the reasonableness of the preliminary transaction terms in accordance with paragraphs 3, 4, 5, 6 and 7 of this Article.

(IV) The date and price at which the related party originally acquired the real property, the original trading counterparty, and its relationship with the Company and the related party.

(V)   Monthly cash flow forecasts for the year commencing from the anticipated month of the execution of the contract, and evaluation of the necessity of the transaction, and reasonableness of the funds utilization.

II.     Appraisal and Operating Procedures

        When the Company intends to acquire or dispose of real property from or to a related party, or when it intends to acquire or dispose of assets other than real property from or to a related party and the transaction amount is greater than or equals to 20 percent of the paid-in capital, 10 percent of Company’s total assets, or NT$ 300 million, except in the trading of government bonds or bonds under repurchase and resale agreements, or subscription or redemption of domestic money market funds, the Company may not proceed to enter into a transaction contract or make a payment until the following materials have been approved by more than half of all the Audit Committee members, and then submitted to and adopted by the Board of Directors:

(I)    The purpose, necessity and estimated benefit of the acquiring or disposing assets.

(II)   The reason for choosing the related party as a trading counterparty.

(III)  With respect to the acquisition of real property from a related party, relevant materials regarding evaluation of the reasonableness of the preliminary transaction terms in accordance with paragraphs 3, 4, 5, 6 and 7 of this Article.

(IV) The date and price at which the related party originally acquired the real property, the original trading counterparty, and its relationship with the Company and the related party.

(V)   Monthly cash flow forecasts for the year commencing from the anticipated month of the execution of the contract, and evaluation of the necessity of the transaction, and reasonableness of the funds utilization.

Amended Provision	Current Provision	Explanations

(VI)    An appraisal report issued by a professional appraiser or a CPA’s opinion obtained in compliance with the preceding paragraph.

(VII)  Restriction and other material terms of the transaction. The calculation of the transaction amounts referred to in the preceding paragraph shall be made in accordance with paragraph 2 of Article 19, and “within the preceding year” as used herein refers to the year preceding the date of occurrence of the transaction. Items which have been approved by the Board of Directors and ratified by the Audit Committee pursuant to this Operational Procedure need not be counted toward the transaction amount. With respect to the acquisition or disposal of equipment for business use between the Company and its parent company or subsidiaries, the Board of Directors may, pursuant to Company’s authorization and approval regulations, delegate Chairman to make decisions within a certain amount in advance and have such decisions subsequently submitted to and ratified by the next Board of Directors meeting. When the Company submits discussion matters to the Board of Directors pursuant to paragraph 1, each independent director’s opinions shall be carefully considered. The meeting minutes of the Board of Directors shall record the dissenting or reservations opinions made by the independent directors, if any.

(VI)    An appraisal report issued by a professional appraiser or a CPA’s opinion obtained in compliance with the preceding paragraph.

(VII)  Restriction and other material terms of the transaction. The calculation of the transaction amounts referred to in the preceding paragraph shall be made in accordance with paragraph 2 of Article 19, and “within the preceding year” as used herein refers to the year preceding the date of occurrence of the transaction. Items which have been approved by the Board of Directors and ratified by the Audit Committee pursuant to this Operational Procedure need not be counted toward the transaction amount. With respect to the acquisition or disposal of equipment for business use between the Company and its parent company or subsidiaries, the Board of Directors may, pursuant to Company’s authorization and approval regulations, delegate Chairman to make decisions within a certain amount in advance and have such decisions subsequently submitted to and ratified by the next Board of Directors meeting. When the Company submits discussion matters to the Board of Directors pursuant to paragraph 1, each independent director’s opinions shall be carefully considered. The meeting minutes of the Board of Directors shall record the dissenting or reservations opinions made by the independent directors, if any.

Amended Provision	Current Provision	Explanations

III.   Evaluation of the reasonableness of the transaction costs When acquiring real property from a related party, Company shall evaluate the reasonableness of the transaction costs by the means as follow (if land and structures thereupon are combined as a single property purchased in one transaction, the transaction costs for the land and the structures may be separately appraised in accordance with either of the means as follows):

(I)    Based upon the related party’s transaction price plus necessary interest on funding and the costs to be duly borne by the buyer. “Necessary interest on funding” is imputed as the weighted average interest rate on borrowing in the year which the Company purchases the property, provided, it may not be higher than the maximum non-financial industry leading rate announced by the Ministry of Finance.

(II)   Total loan value appraisal from a financial institution where the related party has previously created a mortgage on the property as security for a loan; provided, the actual cumulative amount loaned by the financial institution shall have been 70 percent or more of the financial institution’s appraised loan value of the property and the period of the loan shall have been elapsed over a 1 year. However, this shall not apply in the event that a financial institution is a related party of other parties of the transaction.

IV.   When the Company acquires real property from a related party, in addition to proceed with the appraisal of the cost of such real property in accordance with the preceding paragraph, the Company shall also engage a CPA to review such appraisal and render a specific opinion.

III.   Evaluation of the reasonableness of the transaction costs When acquiring real property from a related party, Company shall evaluate the reasonableness of the transaction costs by the means as follow (if land and structures thereupon are combined as a single property purchased in one transaction, the transaction costs for the land and the structures may be separately appraised in accordance with either of the means as follows):

(I)    Based upon the related party’s transaction price plus necessary interest on funding and the costs to be duly borne by the buyer. “Necessary interest on funding” is imputed as the weighted average interest rate on borrowing in the year which the Company purchases the property, provided, it may not be higher than the maximum non-financial industry leading rate announced by the Ministry of Finance.

(II)   Total loan value appraisal from a financial institution where the related party has previously created a mortgage on the property as security for a loan; provided, the actual cumulative amount loaned by the financial institution shall have been 70 percent or more of the financial institution’s appraised loan value of the property and the period of the loan shall have been elapsed over a 1 year. However, this shall not apply in the event that a financial institution is a related party of other parties of the transaction.

IV.   When the Company acquires real property from a related party, in addition to proceed with the appraisal of the cost of such real property in accordance with the preceding paragraph, the Company shall also engage a CPA to review such appraisal and render a specific opinion.

Amended Provision	Current Provision	Explanations

V.     When the Company acquires real property from a related party and one of the following circumstances occurs, the acquisition shall be conducted in accordance with paragraph 2, and paragraphs 3 and 4 do not apply.

(I)     The related party acquired the real property through inheritance or as a gift.

(II)   More than 5 years will have elapsed between the date which the related party executed the contract to obtain the real property and the execution date of the contract for the current transaction.

(III)  The real property is acquired through the signing of a joint development contract with the related party, or through engaging a related party to build real property, either on the Company’s own land or on leased land.

V.     When the Company acquires real property from a related party and one of the following circumstances occurs, the acquisition shall be conducted in accordance with paragraph 2, and paragraphs 3 and 4 do not apply.

(I)     The related party acquired the real property through inheritance or as a gift.

(II)   More than 5 years will have elapsed between the date which the related party executed the contract to obtain the real property and the execution date of the contract for the current transaction.

(III)  The real property is acquired through the signing of a joint development contract with the related party, or through engaging a related party to build real property, either on the Company’s own land or on leased land.

Amended Provision	Current Provision	Explanations

VI.   When the Company acquires real property from a related party and all the results of the Company’s appraisal conducted in accordance with paragraph 3 of this Article are less than the transaction price, such matter shall be handled in compliance with paragraph 7. However, this restriction shall not apply if any of the following circumstances exists, which objective evidence shall also be provided and specific opinions on reasonableness have been obtained from a professional real property appraiser and a CPA:

(I)     Where the related party acquired undeveloped land or leased land for development, it may submit proof of compliance with one of the following conditions:

1.      Where undeveloped land is appraised in accordance with the means provided in the preceding Article, and structures according to the related party’s construction cost plus reasonable construction profit are valued in excess of the actual transaction price. The “reasonable construction profit” shall be deemed the average gross operating profit margin of the related party’s construction division over the most recent 3 years or the gross profit margin for the construction industry for the most recent period announced by the Ministry of Finance, whichever is lower.

2.      Completed transactions by unrelated parties within the preceding year involving other floors of the same property or neighboring land, which shall be in similarly size, and transaction terms are evaluated to be equivalent based on the calculation of reasonable price discrepancies in floor or area land prices in accordance with real property market practices.

3.      Completed leasing transactions by unrelated parties for other floors of the same property from within the preceding year, where the transaction terms are similar after calculation of reasonable price discrepancies among floors in accordance with property leasing market practices.

VI.   When the Company acquires real property from a related party and all the results of the Company’s appraisal conducted in accordance with paragraph 3 of this Article are less than the transaction price, such matter shall be handled in compliance with paragraph 7. However, this restriction shall not apply if any of the following circumstances exists, which objective evidence shall also be provided and specific opinions on reasonableness have been obtained from a professional real property appraiser and a CPA:

(I)     Where the related party acquired undeveloped land or leased land for development, it may submit proof of compliance with one of the following conditions:

1.      Where undeveloped land is appraised in accordance with the means provided in the preceding Article, and structures according to the related party’s construction cost plus reasonable construction profit are valued in excess of the actual transaction price. The “reasonable construction profit” shall be deemed the average gross operating profit margin of the related party’s construction division over the most recent 3 years or the gross profit margin for the construction industry for the most recent period announced by the Ministry of Finance, whichever is lower.

2.      Completed transactions by unrelated parties within the preceding year involving other floors of the same property or neighboring land, which shall be in similarly size, and transaction terms are evaluated to be equivalent based on the calculation of reasonable price discrepancies in floor or area land prices in accordance with real property market practices.

3.      Completed leasing transactions by unrelated parties for other floors of the same property from within the preceding year, where the transaction terms are similar after calculation of reasonable price discrepancies among floors in accordance with property leasing market practices.

Amended Provision	Current Provision	Explanations

(II)   It is evidenced that the terms of the transaction that the Company acquires real property from a related party are similar to the terms of transactions completed for the acquisition of neighboring land of a similar size by unrelated parties within the preceding year.

(III)  “Completed transactions for neighboring land” in principle refers to parcels on the same or an adjacent block and within a distance of no more than 500 meters or parcels close in publicly announced current value; “transaction for similarly sized parcels” in principle refers to transactions completed by unrelated parties for parcels with a land area of no less than 50 percent of the subject matter of the transaction; “within the preceding year” refers to the year preceding the date of occurrence of the acquisition of the real property.

VII.  Where the Company acquires real property from a related party and all the results of appraisals are less than the transaction price, the following steps shall be taken:

(I)     A special reserve shall be set aside in accordance with regulations against the difference between the real property transaction price and the appraised cost, and may not be distributed or used for capital increase or issuance of bonus shares. Where a public company uses the equity method to account for its investment in the Company, then the special reserve shall be set aside pro rata in a proportion consistent with the share of public company’s equity stake in the Company.

(II)   It is evidenced that the terms of the transaction that the Company acquires real property from a related party are similar to the terms of transactions completed for the acquisition of neighboring land of a similar size by unrelated parties within the preceding year.

(III)  “ Completed transactions for neighboring land” in principle refers to parcels on the same or an adjacent block and within a distance of no more than 500 meters or parcels close in publicly announced current value; “transaction for similarly sized parcels” in principle refers to transactions completed by unrelated parties for parcels with a land area of no less than 50 percent of the subject matter of the transaction; “within the preceding year” refers to the year preceding the date of occurrence of the acquisition of the real property.

VII.  Where the Company acquires real property from a related party and all the results of appraisals are less than the transaction price, the following steps shall be taken:

(I)     A special reserve shall be set aside in accordance with regulations against the difference between the real property transaction price and the appraised cost, and may not be distributed or used for capital increase or issuance of bonus shares. Where a public company uses the equity method to account for its investment in the Company, then the special reserve shall be set aside pro rata in a proportion consistent with the share of public company’s equity stake in the Company.

Amended Provision	Current Provision	Explanations

(II)   The Audit Committee shall comply with Article 218 of the Company Act.

(III)  Actions taken pursuant to subparagraphs 1 and 2 shall be reported to the shareholders’ meeting, and the details of the transaction shall be disclosed in the annual report and prospectus.

The Company that has set aside a special reserve under the preceding paragraph may not utilize the special reserve until it has recognized a loss on decline in market value of the assets it purchased at a premium, or they have been disposed of, or adequate compensation has been made, or the status quo has been restored, or there is other evidence confirming that there was nothing unreasonable about the transaction, and the FSC has given its consent.

When the Company obtains real property from a related party, it shall also comply with the preceding two paragraphs if there is other evidence indicating that the acquisition was not an arm’s length transaction.

(II)   The Audit Committee shall comply with Article 218 of the Company Act.

(III)  Actions taken pursuant to subparagraphs 1 and 2 shall be reported to the shareholders’ meeting, and the details of the transaction shall be disclosed in the annual report and prospectus.

The Company that has set aside a special reserve under the preceding paragraph may not utilize the special reserve until it has recognized a loss on decline in market value of the assets it purchased at a premium, or they have been disposed of, or adequate compensation has been made, or the status quo has been restored, or there is other evidence confirming that there was nothing unreasonable about the transaction, and the FSC has given its consent.

When the Company obtains real property from a related party, it shall also comply with the preceding two paragraphs if there is other evidence indicating that the acquisition was not an arm’s length transaction.

Article 10

Procedure for Acquisition or Disposal of Memberships or Intangible Assets

I.      Appraisal Procedures

(I)    When acquiring or disposing membership, fair market price shall be taken into consideration when deciding the terms and conditions and the price of the transaction.

(II)   When acquiring or disposing intangible assets, expert’s appraisal reports or fair market price shall be taken into consideration when deciding the terms and conditions and the price of the transaction.

Article 10

Procedure for Acquisition or Disposal of Memberships or Intangible Assets

I.      Appraisal Procedures

(I)    When acquiring or disposing membership, fair market price shall be taken into consideration when deciding the terms and conditions and the price of the transaction.

(II)   When acquiring or disposing intangible assets, expert’s appraisal reports or fair market price shall be taken into consideration when deciding the terms and conditions and the price of the transaction.

The wordings are amended to be in consistent with the regulations amended by Financial Supervisory Commission, Executive Yuan.

Amended Provision	Current Provision	Explanations

II.     Procedure for deciding trading conditions and limits of authorization

The department in-charge shall submit the appraisal result regarding the reason, subject matter, trading counterparty, transfer price, payment terms, and price reference with proposed terms and conditions of such transaction to competent department pursuant to the authorization level for approval, and such procedure shall be performed in accordance with Company’s authorization and approval regulations respectively.

III.    Implementing department: Using department, finance department, and relevant responsible department.

IV.   Obtaining expert opinions If the transaction amount of the acquisition or disposal of membership or intangible assets is greater than or equals to 20 percent of Company’s paid-in capital or NT$300 million, except for transactions with a government agency, the Company shall engage a CPA to render an opinion on the reasonableness of the transaction price prior to the date of occurrence of the event; the CPA shall comply with the provisions of Statement of Auditing Standards No. 20 published by the ARDF.

V.     The calculation of the transaction amounts referred to in the preceding paragraph shall be done in accordance with paragraph 2 of Article 19, and “within the preceding year” as used herein refers to the year preceding the date of occurrence of the current transaction. Items for which an appraisal report from a professional appraiser or a CPA’s opinion has been obtained pursuant to this Operational Procedures need not be counted toward the transaction amount.

II.     Procedure for deciding trading conditions and limits of authorization

The department in-charge shall submit the appraisal result regarding the reason, subject matter, trading counterparty, transfer price, payment terms, and price reference with proposed terms and conditions of such transaction to competent department pursuant to the authorization level for approval, and such procedure shall be performed in accordance with Company’s authorization and approval regulations respectively.

III.    Implementing department: Using department, finance department, and relevant responsible department.

IV.   Obtaining expert opinions If the transaction amount of the acquisition or disposal of membership or intangible assets is greater than or equals to 20 percent of Company’s paid-in capital or NT$300 million, except for transactions with a government institution, the Company shall engage a CPA to render an opinion on the reasonableness of the transaction price prior to the date of occurrence of the event; the CPA shall comply with the provisions of Statement of Auditing Standards No. 20 published by the ARDF.

V.     The calculation of the transaction amounts referred to in the preceding paragraph shall be done in accordance with paragraph 2 of Article 19, and “within the preceding year” as used herein refers to the year preceding the date of occurrence of the current transaction. Items for which an appraisal report from a professional appraiser or a CPA’s opinion has been obtained pursuant to this Operational Procedures need not be counted toward the transaction amount.

Amended Provision	Current Provision	Explanations

Article 12

Procedures for Merger, Spin-off, Acquisitions or Transfer of Shares

I        When conducting a merger, spin-off, acquisition, or transfer of shares, the Company shall engage a CPA, attorney, or securities underwriter to give an opinion on the reasonableness of the share exchange ratio, acquisition price, or distribution of cash or other property to shareholders before convening the Board of Directors meeting for resolution, and such opinions shall be submitted to the Board of Directors for discussion and approval.

However, when a public company engages in a merger with a subsidiary which its issued shares or authorized capital are wholly owned by the public company, whether directly or indirectly, or subsidiaries which their issued shares or authorized capital are wholly owned by the public company, whether directly or indirectly, engage in merger with each other, there shall be no need to obtain the foregoing expert opinions on the reasonableness.

II      Company shall prepare a public report to shareholders detailing material contractual content and matters relevant to the merger, spin-off, or acquisition prior to the shareholders’ meeting and include it along with the expert opinion referred to in the preceding paragraph 1 when sending shareholders notification of the shareholders’ meeting for reference in deciding whether to approve the merger, spin-off, or acquisition. Provided, if it is stipulated by other laws or regulations that a company does not need to convene a shareholders’ meeting to approve the merger, spin-off, or acquisition, this restriction shall not apply.

Where the shareholders’ meeting of any party that participates in a merger, spin-off or acquisition fails to convene or adopt a resolution due to lack of a quorum, insufficient votes, or other legal restriction, or the proposal is rejected by the shareholders’ meeting, companies participating in the merger, spin-off or acquisition shall immediately publicly explain the reason, the follow-up measures, and the preliminary date of the next shareholders’ meeting.

Article 12

Procedures for Merger, Spin-off, Acquisitions or Transfer of Shares

I        When conducting a merger, spin-off, acquisition, or transfer of shares, the Company shall engage a CPA, attorney, or securities underwriter to give an opinion on the reasonableness of the share exchange ratio, acquisition price, or distribution of cash or other property to shareholders before convening the Board of Directors meeting for resolution, and such opinions shall be submitted to the Board of Directors for discussion and approval.

II      Company shall prepare a public report to shareholders detailing material contractual content and matters relevant to the merger, spin-off, or acquisition prior to the shareholders’ meeting and include it along with the expert opinion referred to in the preceding paragraph 1 when sending shareholders notification of the shareholders’ meeting for reference in deciding whether to approve the merger, spin-off, or acquisition. Provided, if it is stipulated by other laws or regulations that a company does not need to convene a shareholders’ meeting to approve the merger, spin-off, or acquisition, this restriction shall not apply.

Where the shareholders’ meeting of any party that participates in a merger, spin-off or acquisition fails to convene or adopt a resolution due to lack of a quorum, insufficient votes, or other legal restriction, or the proposal is rejected by the shareholders’ meeting, companies participating in the merger, spin-off or acquisition shall immediately publicly explain the reason, the follow-up measures, and the preliminary date of the next shareholders’ meeting.

The wordings are amended to be in consistent with the regulations amended by Financial Supervisory Commission, Executive Yuan. It is also amended that, if any mergers shall be carried out between a public company and its wholly owned subsidiary, or between several wholly owned subsidiaries of a public company, there shall be no need to engage an expert to provide opinions on the reasonableness of the share exchange ratio.

Amended Provision	Current Provision	Explanations

III     Companies participating in merger, spin-off, or acquisition shall convene board of directors meeting and shareholders’ meeting on the same day to resolve matters relevant to the merger, spin-off, or acquisition unless otherwise stipulated by law or FSC is notified in advance of extraordinary circumstances and grants its consent.

Companies participating in transfer of shares shall convene board of directors meeting on the same day unless otherwise stipulated by law or FSC is notified in advance of extraordinary circumstances and grants its consent.

When participating in merger, spin-off, acquisition, or transfer of shares, company that is listed on an exchange or has its shares traded on an over-the-counter (“OTC”) market shall prepare a full written recorder of the following information and shall kept it for 5 years for reference:

(I)     Basic identification data for personnel: Including the occupational titles, names, and national ID numbers (or passport numbers in the case of foreign nationals) of all persons involved in the planning or implementation of any merger, spin-off, acquisition, or transfer of another company’s shares prior to disclosure of the information.

III     Companies participating in merger, spin-off, or acquisition shall convene board of directors meeting and shareholders’ meeting on the same day to resolve matters relevant to the merger, spin-off, or acquisition unless otherwise stipulated by law or FSC is notified in advance of extraordinary circumstances and grants its consent.

Companies participating in transfer of shares shall convene board of directors meeting on the same day unless otherwise stipulated by law or FSC is notified in advance of extraordinary circumstances and grants its consent.

When participating in merger, spin-off, acquisition, or transfer of shares, company that is listed on an exchange or has its shares traded on an over-the-counter (“OTC”) market shall prepare a full written recorder of the following information and shall kept it for 5 years for reference:

(I)     Basic identification data for personnel: Including the occupational titles, names, and national ID numbers (or passport numbers in the case of foreign nationals) of all persons involved in the planning or implementation of any merger, spin-off, acquisition, or transfer of another company’s shares prior to disclosure of the information.

Amended Provision	Current Provision	Explanations

(II)   Dates of material events: Including the dates of execution of any letter of intent or memorandum of understanding, engagement of a financial or legal advisor, the execution of a contract, and board of directors meetings.

(III)  Material documents and minutes: Including plans of merger, spin-off, acquisition, and transfer of shares, letter of intent or memorandum of understanding, material contracts, and meeting minutes of board of directors.

When participating in merger, spin-off, acquisition, or transfer of shares, company that is listed on an exchange or has its shares traded on an OTC market shall, within 2 days immediately from the date of the resolution of its board of directors, send the information provided in the foregoing subparagraph 1 and 2 in prescribed format to the FSC for review via the Internet-based information system.

When companies participating in a merger, spin-off, acquisition, or transfer of shares include any company that is neither listed on an exchange nor has its shares traded on an OTC market, other companies so listed or traded shall execute an agreement with such company and follow the provisions provided in paragraph 3 and 4.

(II)   Dates of material events: Including the dates of execution of any letter of intent or memorandum of understanding, engagement of a financial or legal advisor, the execution of a contract, and board of directors meetings.

(III)  Material documents and minutes: Including plans of merger, spin-off, acquisition, and transfer of shares, letter of intent or memorandum of understanding, material contracts, and meeting minutes of board of directors

When participating in merger, spin-off, acquisition, or transfer of shares, company that is listed on an exchange or has its shares traded on an OTC market shall, within 2 days immediately from the date of the resolution of its board of directors, send the information provided in the foregoing subparagraph 1 and 2 in prescribed format to the FSC for review via the Internet-based information system.

When companies participating in a merger, spin-off, acquisition, or transfer of shares include any company that is neither listed on an exchange nor has its shares traded on an OTC market, other companies so listed or traded shall execute an agreement with such company and follow the provisions provided in paragraph 3 and 4.

Amended Provision	Current Provision	Explanations

IV    Every person participating in or privy to the plan for merger, spin-off, acquisition, or transfer of shares shall issue a written undertaking of confidentiality and may not disclose the content of the plan prior to public disclosure of the information and may not trade, in their own name or under the name of another person, in any stock or other equity security of any company related to the plan for merger, spin-off, acquisition, or transfer of shares.

V      When the Company participates in merger, spin-off, acquisition, or transfer of shares, the share exchange ratio or acquisition price shall not be altered arbitrarily unless under the following circumstances, and circumstances which allow alternation shall be stipulated in the contract for the merger, spin-off, acquisition, or transfer of shares:

(I)     Cash capital increase, issuance of convertible corporate bonds, or the issuance of bonus shares, issuance of corporate bonds with warrants, preferred shares with warrants, stock warrants, or other equity-based securities.

(II)   An action, such as a disposal of Company’s major assets that affects the Company’s financial operations.

(III)  An event, such as a major disaster or major change in technology that affects shareholder equity or share price.

IV    Every person participating in or privy to the plan for merger, spin-off, acquisition, or transfer of shares shall issue a written undertaking of confidentiality and may not disclose the content of the plan prior to public disclosure of the information and may not trade, in their own name or under the name of another person, in any stock or other equity security of any company related to the plan for merger, spin-off, acquisition, or transfer of shares.

V      When the Company participates in merger, spin-off, acquisition, or transfer of shares, the share exchange ratio or acquisition price shall not be altered arbitrarily unless under the following circumstances, and circumstances which allow alternation shall be stipulated in the contract for the merger, spin-off, acquisition, or transfer of shares:

(I)     Cash capital increase, issuance of convertible corporate bonds, or the issuance of bonus shares, issuance of corporate bonds with warrants, preferred shares with warrants, stock warrants, or other equity-based securities.

(II)   An action, such as a disposal of Company’s major assets that affects the Company’s financial operations.

(III)  An event, such as a major disaster or major change in technology that affects shareholder equity or share price.

(IV) Any of the companies participating in the merger, spin-off, acquisition, or transfer of shares made adjustment pursuant to the laws regarding its treasury stock buybacks.

(V)   An increase or decrease in the number of entities or companies participating in the merger, spin-off, acquisition, or transfer of shares.

(VI) Other terms and conditions that the contract stipulates may be altered and have been publicly disclosed.

Amended Provision	Current Provision	Explanations

(IV) Any of the companies participating in the merger, spin-off, acquisition, or transfer of shares made adjustment pursuant to the laws regarding its treasury stock buybacks.

(V)   An increase or decrease in the number of entities or companies participating in the merger, spin-off, acquisition, or transfer of shares.

(VI) Other terms and conditions that the contract stipulates may be altered and have been publicly disclosed.

VI    Contracts for merger, spin-off, acquisition, or transfer of shares which the Company participates shall stipulate the rights and obligations of the companies participating therein, and the following items shall also be stipulated as well:

(I)     Actions against breach of contract.

(II)   Principles for handling of equity-based securities previously issued or treasury stock previously bought back by any company which will be extinguished in a merger or demerged.

(III)  The amount of treasury stock which participating companies are allowed to buy back in accordance with the laws after the record date of the calculation of the share exchange ratio, and the principles for handling thereof.

(IV) The manner of handling changes in the number of participating entities or companies.

(V)   Preliminary progress schedule for plan execution and anticipated completion date.

VI    Contracts for merger, spin-off, acquisition, or transfer of shares which the Company participates shall stipulate the rights and obligations of the companies participating therein, and the following items shall also be stipulated as well:

(I)     Actions against breach of contract.

(II)   Principles for handling of equity-based securities previously issued or treasury stock previously bought back by any company which will be extinguished in a merger or demerged.

(III)  The amount of treasury stock which participating companies are allowed to buy back in accordance with the laws after the record date of the calculation of the share exchange ratio, and the principles for handling thereof

(IV) The manner of handling changes in the number of participating entities or companies.

(V)   Preliminary progress schedule for plan execution, and anticipated completion date.

(VI) Scheduled date for convening the legally mandated shareholders’ meeting if the plan fails to be completed on time, and other relevant procedures.

Amended Provision	Current Provision	Explanations

(VI) Scheduled date for convening the legally mandated shareholders’ meeting if the plan fails to be completed on time, and other relevant procedures.

VII   After public disclosure of the information, if any company participating in the merger, spin-off, acquisition, or transfer of shares intends to further carry out another merger, spin-off, acquisition, or transfer of shares with any other company, all of the participating companies shall carry out anew the procedures or legal actions that had originally been completed toward the merger, spin-off, acquisition, or share transfer; except that where the number of participating companies has decreased and the shareholders’ meeting has adopted a resolution authorizing the board of directors to alter the limits of authority, such participating company may be exempted from convening another shareholders’ meeting to resolve the matter anew.

VIII Where any of the companies participating in a merger, spin-off, acquisition, or transfer of shares is not a public company, the Company shall execute an agreement with such non-public company and follow the provisions provided in paragraphs 3, 4 and 7.

VII   After public disclosure of the information, if any company participating in the merger, spin-off, acquisition, or transfer of shares intends to further carry out another merger, spin-off, acquisition, or transfer of shares with any other company, all of the participating companies shall carry out anew the procedures or legal actions that had originally been completed toward the merger, spin-off, acquisition, or share transfer; except that where the number of participating companies has decreased and the shareholders’ meeting has adopted a resolution authorizing the board of directors to alter the limits of authority, such participating company may be exempted from convening another shareholders’ meeting to resolve the matter anew.

VIII Where any of the companies participating in a merger, spin-off, acquisition, or transfer of shares is not a public company, the Company shall execute an agreement with such non-public company and follow the provisions provided in paragraphs 3, 4 and 7.

Amended Provision	Current Provision	Explanations

Article 19

Company’s Public Announcement and Declaration regarding Acquisition and Disposal of Assets

I       Under any of the following circumstances, Company’s acquisition or disposal of assets shall be publicly announced and reported on the website designated by FSC in the prescribed format corresponding to the nature of such matters within two days from the date of occurrence of the event:

(I)    Acquisition or disposal of real property from or to a related party, or acquisition or disposal of assets other than real property from or to a related party where the transaction amount is greater than or equals to 20 percent of Company’s paid-in capital, 10 percent of Company’s total assets, or NT$300 million; provided, however, that this shall not apply to trading of government bonds or bonds under repurchase and resale agreements, or subscription or repurchase of money market funds issued by domestic securities investment trust enterprises.

(II)   Merger, spin-off, acquisition, or transfer of shares.

(III)  Losses from derivative trading reaching the limits on aggregate losses or losses on individual contracts set forth in this Operational Procedures.

(IV) Where the type of acquired or disposed assets is equipment for business use, the trading counterparty is not a related party, and the transaction amount reaches the amount set forth as follows:

1.     For public companies with paid-in capital less than NT$10 billion, the transaction amount reaches NT$500 million.

2.     For public companies with paid-in capital greater than or equals to NT$10billion, the transaction amount reaches NT$1billion.

(V)   Acquisition of real property by engaging others to build on Company’s own land or leased land, joint construction and allocation of housing units, joint construction and allocation of ownership, or joint construction and separate sale, which Company’s estimated amount of investment reaches NT$500 million.

Article 19

Company’s Public Announcement and Declaration regarding Acquisition and Disposal of Assets

I       Under any of the following circumstances, Company’s acquisition or disposal of assets shall be publicly announced and reported on the website designated by FSC in the prescribed format corresponding to the nature of such matters within two days from the date of occurrence of the event:

(I)    Acquisition or disposal of real property from or to a related party, or acquisition or disposal of assets other than real property from or to a related party where the transaction amount is greater than or equals to 20 percent of Company’s paid-in capital, 10 percent of Company’s total assets, or NT$300 million; provided, however, that this shall not apply to trading of government bonds or bonds under repurchase and resale agreements, or subscription or redemption of domestic money market funds issued by securities investment trust enterprises.

(II)   Merger, spin-off, acquisition, or transfer of shares.

(III)  Losses from derivative trading reaching the limits on aggregate losses or losses on individual contracts set forth in this Operational Procedures.

(IV) When the transaction amount of any asset transaction other than any of those referred to in the preceding 3 paragraphs or investment in the mainland China area is greater than or equals to 20 percent of Company’s paid-in capital or NT$300 million; provided, however, that this shall not apply to the following circumstances:

1.     Trading of government bonds.

2.     Trading of bonds under repurchase or resale agreements, or subscription or redemption of domestic money market funds.

3.     Where the type of acquired or disposed assets is equipment for business use, the trading counterparty is not a related party, and the transaction amount is less than NT$500 million.

The wordings are amended to be in consistent with the regulations amended by Financial Supervisory Commission, Executive Yuan. It is also amended that for companies with paid-in capital over NT$10 billion, the requirement of announcement regarding acquisition or disposal of equipment for business use with non-related parties shall be raised to NT$1 billion. Further, amendment is also made to the time limit for re-announcement in the event that any error or omission is found in companies’ announcement and needs to be correct.

Amended Provision	Current Provision	Explanations

(VI) When the transaction amount of any asset transaction other than any of those referred to in the preceding 5 paragraphs or investment in the mainland China area is greater than or equals to 20 percent of Company’s paid-in capital or NT$300 million; provided, however, that this shall not apply to the following circumstances:

1.     Trading of government bonds.

2.     Trading of bonds under repurchase and resale agreements, or subscription or repurchase of money market funds issued by domestic securities investment trust enterprises

II      The amount of transactions in the preceding paragraph shall be calculated as follows:

(I)    The amount of any individual transaction.

(II)   The cumulative transaction amount of acquisitions and disposals of the same type of underlying asset with the same trading counterparty within the preceding year.

(III)  The cumulative transaction amount of real property acquisitions and disposals (cumulative acquisitions and disposals, respectively) within the same development project within the preceding year.

(IV) The cumulative transaction amount of acquisitions and disposals (cumulative acquisitions and disposals, respectively) of the same security within the preceding year.

4.     Acquisition of real property by engaging others to build on Company’s own land or leased land, joint construction and allocation of housing units, joint construction and allocation of ownership, or joint construction and separate sale, which Company’s estimated amount of investment is less than NT$500 million.

II      The amount of transactions in the preceding paragraph shall be calculated as follows:

(I)    The amount of any individual transaction.

(II)   The cumulative transaction amount of acquisitions and disposals of the same type of underlying asset with the same trading counterparty within the preceding year.

(III)  The cumulative transaction amount of real property acquisitions and disposals (cumulative acquisitions and disposals, respectively) within the same development project within the preceding year.

(IV) The cumulative transaction amount of acquisitions and disposals (cumulative acquisitions and disposals, respectively) of the same security within the preceding year.

III     “Within the preceding year” as used in the preceding paragraph refers to the year preceding the date of occurrence of the current transaction. Items duly announced in accordance with this Operational Procedure need not be counted toward the transaction amount.

Amended Provision	Current Provision	Explanations

III     “Within the preceding year” as used in the preceding paragraph refers to the year preceding the date of occurrence of the current transaction. Items duly announced in accordance with this Operational Procedure need not be counted toward the transaction amount.

IV    The Company shall compile monthly reports on the status of derivatives trading engaged in up to the end of the preceding month by itself and any subsidiaries that are not domestic public companies and enter the information in the prescribed format into the information reporting website designated by the FSC by the 10th day of each month.

V      If any error or omission which needs to be correct is found in an announcement regarding items which Company is required by regulations to make public announcement, all of such items shall be re-announced and reported in their entirety within 2 days from the date the Company becomes aware.

VI    The Company acquiring or disposing of assets shall keep all relevant contracts, meeting minutes, log books, appraisal reports and CPA, attorney, and securities underwriter opinions at the Company, where all such materials shall be retained for at least 5 years unless otherwise stipulated by law.

VII   Where any of the following circumstances occurs with respect to a transaction that the Company has already publicly announced and declared in accordance with the preceding provisions, another public announcement and declaration of relevant information shall be made on the information reporting website designated by FSC within two days from the date of occurrence of the event:

(I)    Changes, termination, or rescission of an executed contract related to the original transaction.

IV    The Company shall compile monthly reports on the status of derivatives trading engaged in up to the end of the preceding month by itself and any subsidiaries that are not domestic public companies and enter the information in the prescribed format into the information reporting website designated by the FSC by the 10th day of each month.

V      If any error or omission which needs to be correct is found in an announcement regarding items which Company is required by regulations to make public announcement, all of such items shall be re-announced and reported in their entirety.

VI    The Company acquiring or disposing of assets shall keep all relevant contracts, meeting minutes, log books, appraisal reports and CPA, attorney, and securities underwriter opinions at the Company, where all such materials shall be retained for at least 5 years unless otherwise stipulated by law.

VII   Where any of the following circumstances occurs with respect to a transaction that the Company has already publicly announced and declared in accordance with the preceding provisions, another public announcement and declaration of relevant information shall be made on the information reporting website designated by FSC within two days from the date of occurrence of the event:

(I)    Changes, termination, or rescission of an executed contract related to the original transaction.

(II)   The merger, spin off, acquisition, or transfer of shares failed to be completed on the scheduled date set forth in the contract.

Amended Provision	Current Provision	Explanations

(II)   The merger, spin off, acquisition, or transfer of shares failed to be completed on the scheduled date set forth in the contract.

(III)  Changes to the originally publicly announced and declared information.

(III) Changes to the originally publicly announced and declared information.

Article 24

This Operational Procedures was enacted on June 26, 2003.

The first amendment was made on June 28, 2007.

The second amendment was made on June 22, 2012.

The third amendment was made on June 12, 2014.

The fourth amendment was made on May 26, 2017.

Article 24

This Operational Procedures was enacted on June 26, 2003.

The first amendment was made on June 28, 2007.

The second amendment was made on June 22, 2012.

The third amendment was made on June 12, 2014.

The date of this amendment is added.

Attachment 8

Proposal of Releasing Directors from Non-Compete Restriction

Title	Name	Holding offices of other company	Address of the China company	Scope of business of the China company	Investment Amount and Shareholding Ratio in the China company
Chairman	S.J. Cheng	Duty chairman of ChipMOS TECHNOLOGIES (Shanghai) LTD.	9688 Songze Ave., Qingpu Industrial Zone, Shanghai, China	Assembly of the device of semiconductors (wafer and compound semiconductors) integrated circuit (including subsystem and modular), testing and processing service, technology development, technology service, sell of self-produced products	RMB 10,156,250 Shareholding ratio 1.12%
Director	Wen-Ching Lin	Chairman of Yann Yuan Investment Co., Ltd.	N/A	N/A	N/A

Appendix 1

ChipMOS TECHNOLOGIES INC.

Rules and Procedures of Shareholders’ Meeting

I	Shareholders’ meeting of the Company (“Meeting”) shall be conducted in accordance with this Rules and Procedures of the Shareholders’ Meeting (these “Rules and Procedures”).

II	The Company shall specify the time and place for shareholders’ sign-in and others noticeable in the Meeting notice.

The time of shareholders’ sign-in shall be 30 minutes or earlier before the Meeting begins. The place for sign-in shall be indicated expressly and operated by adequate staff.

A shareholder or his/her proxy shall attend the Meeting upon the attendance certificate, attendance card, or other certificates of attendance. Solicitors soliciting proxy forms shall also bring identification documents for verification.

The Company shall furnish attending shareholders with an attendance book to sign, or attending shareholders may hand in a sign-in card instead of signing in.

The Company shall furnish attending shareholders with the meeting agenda, annual report, attendance certificate, speech note, ballots and other related meeting documents. Election ballots shall be furnished as well in the event that director(s) and/or supervisor(s) will be elected in that Meeting.

Any government or juristic person shareholder which is a shareholder of the Company may designate more than one person as its representatives to attend the Meeting.

III	Attendance and voting at the Meeting shall be based on the number of shares.

IV	The venue for convening the Meeting shall be the location of the Company, or other appropriate place that is convenient for shareholders to attend, and suitable for the Meeting. The time to start the Meeting shall not be earlier than 9:00 a.m. or later than 3:00 p.m.

V	If the Meeting is convened by the Board of Directors (the “Board”), the Chairman of the Board shall be the chairman presiding over the Meeting, and it is advisable to have a majority of the directors of the Board and at least one members of the Audit Committee to attend the Meeting and record their attendance in the minutes of the Meeting. If the Chairman is on leave or cannot exercise his power and authority for any cause, he/she shall designate one of the directors to act in his/her stead. If the Chairman of the Board does not designate any proxy, directors shall elect one from among themselves to preside over the Meeting.

The director who assumes the acting chair of the Meeting pursuant to the preceding paragraph shall hold an office at least 6 months above and fully understand the situation of finance and business of the Company. The same applies in the case which the chairman is the representative of juristic person shareholder.

If the Meeting is convened by any other person entitled to convene the Meeting instead of the Board, such person shall preside over the Meeting.

VI	The Company may designate its lawyers, certified public accounts or relevant persons to attend the Meeting. Persons handling affairs of the Meeting shall wear an identification card or a badge.

VII	The Company shall record on audio and video tape continuously the entire proceedings of shareholders’ sign-in, Meeting procedures, casting votes and counting votes.

The recording referred to in the preceding paragraph shall be preserved for at least one year. If, however, a shareholder files a lawsuit pursuant to Article 189 of the Company Act, the recording shall be retained until the conclusion of the litigation.

VIII	The calculation of the attendance of the Meeting shall be based on the shares represented. The number of shares in attendance shall be calculated in accordance with the attendance book or submitted sign-in cards plus the number of shares whose voting rights exercised in writing or by electronic method.

The chairman shall call the Meeting to order at the time scheduled for the Meeting. However, when the attending shareholders do not represent a majority of the total issued shares of the Company, the chairman may postpone the time for Meeting. The postponements shall be limited to two times at the most and Meeting shall not be postponed for longer than one hour in the aggregate. If, after two postponements, the attending shareholders still represent less than one third of the total issued shares of Company, the chairman shall declare the meeting adjourned.

If the quorum is not met after two postponements as referred to in the preceding paragraph, but the attending shareholders represent one third or more of the total issued shares, a tentative resolution may be adopted pursuant to Paragraph 1 of Article 175 of the Company Act; all shareholders shall be notified of the tentative resolution and another Meeting shall be convened within 1 month.

When, prior to conclusion of the Meeting, the attending shareholders represent a majority of the total issued shares, the chairman may resubmit the tentative resolution for a vote by the Meeting pursuant to Article 174 of the Company Act.

IX	A shareholder holding 1% or more of the total issued shares of the Company may submit to the Company a written proposal for discussion at an annual Meeting. However, each of such shareholders can only submit 1 proposal. Otherwise, all of his/her proposals shall not be included in the meeting agenda. In the event that any proposal made by a shareholder falls within the scope of the circumstances set forth in any subparagraph of Paragraph 4 of Article 172-1 of the Company Act, the Board may exclude such proposal from the meeting agenda.

The Company shall, prior to the date on which transfer registration is suspended for the convention of an annual Meeting, give a public announcement regarding the period and places for shareholders to submit proposals. Such period shall not be less than 10 days.

A shareholder’s proposal shall be limited to 300 words. Any proposal with a text length that exceeds 300 words shall be excluded from the agenda. The shareholder who submitted a proposal shall attend the annual Meeting in person or by his/her proxy to participate in the discussion regarding the proposal made by him/her.

The Company shall, prior to the date of Meeting notice issuance, inform the shareholders who submitted proposals the proposal screening result, and shall list the proposals that conform to this Article in the Meeting notice. At the Meeting, the Board shall explain the reasons for exclusion of any shareholder’s proposal in the meeting agenda.

If a Meeting is convened by the Board, the meeting agenda shall be provided by the Board. The Meeting shall proceed in accordance with the meeting agenda, unless otherwise resolved by the Meeting.

The preceding paragraph shall apply mutatis mutandis to cases where the Meeting is convened by a person, other than the Board, who is entitled to convene such Meeting.

The chairman shall not announce adjournment of the Meeting until the agenda set in the two preceding paragraphs (including the special motions) is duly resolved by the Meeting. After the Meeting is adjourned, shareholders shall not designate another chairman to continue the Meeting at the same or other place. However, in the event that the chairman violates the Rules and Procedures and announces the adjournment of the Meeting, shareholders may designate one person among themselves by a majority of votes represented by shareholders present at the Meeting to act as the chairman and continue the Meeting.

X	A shareholder who wishes to speak in the Meeting shall first fill out a speech note, specifying therein the summary of the speech, his/her shareholder’s number (or the number of his/her attendance certificate) and the name of the shareholder. The sequence of speeches by shareholders should be decided by the chairman. Any shareholder who present at the Meeting submits his/her speech note but does not actually speak in the Meeting shall be deemed as no such speech has been made. If the contents of the speech of the shareholder are inconsistent with the contents of the speech note, the contents of actual speech shall prevail. Unless otherwise permitted by the chairman and the shareholder in speaking, no shareholder shall interrupt the speeches of other shareholders; otherwise the chairman shall stop such interruption immediately.

XI	Unless otherwise permitted by the chairman, each shareholder shall not speak more than two times for each proposal. Each speech shall not take more than 5 minutes. In the event that any speech of any shareholder violates this provision or exceeds the scope of the proposal, the chairman may stop the speech of such shareholder.

XII	When a juristic person is appointed to attend the Meeting as proxy, it may designate only one person to represent it in the Meeting. If a juristic person shareholder designates two or more representatives to represent it at the Meeting, only one of the representatives so designated can speak for one proposal.

XIII	After the speech of a shareholder, the chairman may respond by himself/herself or appoint an appropriate person to do so.

XIV	The chairman may announce to end the discussion of any resolution and go into voting if the chairman deems it appropriate for voting.

XV	The person(s) to supervise and the person(s) to record the ballots during a vote by casting ballots shall be designated by the chairman. However, the person(s) supervising the recording of the ballots shall be shareholders of the Company. Vote counting for shareholders’ meeting proposals or elections shall be conducted in publicly venue of the Meeting. The voting results, including the total number of votes, shall be announced on-site immediately and recorded in the Meeting minutes.

Election of directors and/or supervisors at the Meeting shall be in accordance with Company’s relevant election rules. Results of the election, including the roster of directors and/or supervisors and the total number of the votes, shall be announced on-site immediately.

The ballots for the elections set forth in the preceding paragraph shall be sealed and signed by the persons monitoring the ballots and properly kept for at least 1 year. However, if a shareholder files a lawsuit pursuant to Article 189 of the Company Act, such ballots shall be kept until the conclusion of such litigation.

XVI	During the Meeting, the chairman may set time for intermission at his/her discretion.

XVII	During the Meeting, the chairman may set time for intermission at his/her discretion. In the event of any force majeure, the chairman may suspend the Meeting temporarily and announce the time which the Meeting will be resumed subject to the actual situation.

If a Meeting cannot be finished with the agenda (including special motions) while the arranged venue of the Meeting can no longer be used, a resolution to find another place to continue the Meeting may be adopted.

A resolution may be adopted to postpone or continue the Meeting within 5 days according to Article 182 of the Company Act.

XVIII	Shareholders of the Company may exercise their voting rights in writing or by electronic method. When voting rights are exercised in writing or by electronic method, the method of exercise shall be specified in the meeting notice. Shareholders who exercised their voting rights in writing or by electronic method shall be deemed as attended the Meeting in person. However, such shareholders’ voting rights in respect to the special motions and amendments to the original proposals at the Meeting shall be deemed to be waived by such shareholders.

The shareholder who intends to exercise his/her voting rights in writing or by electronic method as stated in the preceding paragraph shall serve the Company his/her voting rights exercising result in writing (the “Voting Exercising”) no later than two (2) days prior to the Meeting. If two or more Voting Exercising is received by the Company from one shareholder, the first one received by the Company shall prevail, unless the later one is sent to revoke the previous one.

The shareholder who has exercised his/her voting rights in writing or by electronic method and thereafter wants to attend the Meeting in person shall revoke his/her Voting Exercising via the same method he/she took previously to serve his/her Voting Exercising to the Company by at least two(2) day before the Meeting. In the event that the shareholder fails to revoke his/her Voting Exercising on time, the Voting Exercising shall prevail. If a shareholder has exercised his/her voting right in writing or by electronic method but also appoints a proxy by power of attorney to attend the Meeting, the voting rights exercised by the proxy shall prevail.

Unless otherwise provided in the Company Act or the Articles of Incorporation, a resolution of the Meeting shall be adopted by a majority of votes represented by shareholders present at the Meeting. However, if there is no objection, after consulted by the chairman, it shall be deemed as adopted and its effectiveness is same as the resolution of vote.

XIX	If there is an amendment or alternative for a proposal, the chairman shall determine the sequence of voting for the amended proposal and the original proposal. If any one of the above has been resolved, the others shall be deemed vetoed and no further voting is necessary.

XX	The chairman may engage disciplinary officers (or security personnel) to assist to keep the order of the Meeting. Such disciplinary officers (or security personnel) shall wear a badge marked “Disciplinary Officers”.

XXI	In regard to all matters not provided herein, the provisions provided in the Company Act and the Articles of Incorporation of the Company shall govern.

XXII	These Rules and Procedures shall become effective from the date it is approved by the Meeting. The same applies in case of amendment. The Rules and Procedures were adopted on April 27, 1998. The first amendment was made on June 5, 2002. The second amendment was made on April 12, 2007. The third amendment was made on June 17, 2013. The fourth amendment was made on June 3, 2015.

Appendix 2

Articles of Incorporation

OF

ChipMOS TECHNOLOGIES INC.

SECTION I GENERAL PROVISIONS

Article 1

The Company has been incorporated as a company limited by shares under the Company Act. The name of the Company is “   ” in Chinese, and “ChipMOS TECHNOLOGIES INC.” in English.

Article 2

The scope of business of the Company shall be as follows:

CC01080	Electronic Parts and Components Manufacturing,
I501010	Product Designing,
F119010	Wholesale of Electronic Materials,
CC01120	Data Storage Media Manufacturing and Duplicating, and
F401010	International Trade (limited to the import and export of the registered business items)

The research, development, production, manufacturing, and sales of the products listed below:

1. Assembly and testing services for functional highly integrated memory semiconductors (principal products are DRAM with 64Mb, 256Mb and above).

2. Assembly and testing services for mixed-signal products and its modules.

3. Assembly and testing services for flat-panel display (FPD) driver ICs and FPD driver modules.

4. LCOS optical engine sub-systems.

5. Surface-mount technology and its related products.

6. Trading (import and export) of the products relating to the above.

Article 3

The Company may conduct investment which is necessary for its business operations, and may act as a shareholder with limited liability of another company by the resolution of the Board of Directors. The total amount of the Company’s investment shall not be subject to the restriction of the total amount of the investment provided in Article 13 of the Company Act.

Article 4

The Company may provide guarantee for its affiliated companies as required by its business operations in accordance with the operational procedures for endorsements and guarantees.

Article 5

The Company establishes its head office in Hsinchu Science Park, and may, when necessary, establish branches domestically or abroad in accordance with the laws and regulations by the resolution of the board of directors and with the approval of the competent authorities.

Article 6

Public announcements of the Company shall be made in accordance with Article 28 of the Company Act.

SECTION II CAPITAL STOCK

Article 7

The total capital of the Company shall be in the amount of 14,500,000,000 New Taiwan Dollars, divided into 1,450,000,000 shares, of which the par value is 10 New Taiwan Dollars per share. For the shares not yet issued, the board of directors is authorized to issue such shares in installments based on the actual need.

970,000,000 New Taiwan Dollars included in the total capital under paragraph 1, which is equivalent to 97,000,000 shares at a par value of 10 New Taiwan Dollars each, shall be reserved for the employee stock options. The board of directors is authorized to issue such shares in installments based on the actual need.

Article 7-1

If the Company issues the employee stock options after the Company has been listed on a stock exchange, the Company may issue the employee stock options at a price below the market price; provided however, that such issuance shall be adopted by two-thirds or more of the shareholders present at a shareholders’ meeting who represent the majority of the total number of issued shares. The employee stock options may be issued in installments within a year after the resolution of the shareholders’ meeting.

In the event that the Company buys back treasury stocks and transfers them to the employees at a price below the average buy-back price, before making the transfer, the Company shall obtain the approval of two-thirds or more of the shareholders present at a shareholders’ meeting who represent the majority of the total number of issued shares.

Article 8

The stock certificates of the Company shall be in a name-bearing form, and shall be made in accordance with the relevant regulations of the Company Act. The shares may be issued without printing share certificates; provided however, that the shares issued without share certificates shall be registered with a centralized securities depository enterprise.

Article 9

All shareholders shall file their respective chop specimen with the Company for the Company’s record. The chop specimen shall be used for identification in drawing dividends or exercising shareholders’ rights in written form. Share transfer, bestow, creation and rescission of share pledge, loss, destruction or other matters related to the shares shall be conducted in accordance with the Regulations Governing the Administration of Shareholder Services of Public Companies and other related laws and regulations.

The matters related to the shares of the Company shall be conducted in accordance with the Regulations Governing the Administration of Shareholder Services of Public Companies and related laws and regulations.

Article 10

Registration for transfer of shares shall be suspended sixty days prior to the date of an annual meeting of the shareholders, thirty days prior to the date of a special meeting of the shareholders, or five days prior to the record day for the distribution of dividend, bonus, or any other benefit by the Company.

SECTION III SHAREHOLDERS’ MEETING

Article 11

Meetings of the shareholders are of two kinds: annual meetings and special meetings. Annual meetings shall be held at least once a year by the board of directors in accordance with the law within six months after the close of each fiscal year. Special meetings shall be convened by the board of directors whenever necessary according to the law. The audit committee may also convene a special meeting in accordance with the law when it deems necessary.

In case a shareholder is unable to attend the shareholders’ meeting, he or she may appoint a representative to attend the meeting by issuing a letter of proxy prepared by the Company in which the scope of proxy shall be indicated with the signature and chop affixed. The use of the letter of proxy shall comply with Article 177 of the Company Act and the Regulations Governing the Use of Proxies for Attendance at Shareholder Meetings of Public Companies.

The voting at the shareholders’ meeting of the Company may be conducted in written form or via electronic methods. The written or electronic voting shall be conducted in accordance with the relevant laws and regulations.

Article 11-1

The Company shall notify the shareholders of the shareholders’ meetings thirty days in advance of an annual meeting, and fifteen days in advance of a special meeting. The meeting notice shall set forth the date, time, place and purposes of the meeting.

If the shareholders to be notified agree, notices of the shareholders’ meeting may be provided via electronic methods pursuant to the Electronic Signatures Act.

Article 11-2

Shareholders who hold 1% or more of the total issued shares may propose a matter to be discussed at the annual shareholders’ meeting in writing. The relevant matters shall be handled in accordance with Article 172-1 of the Company Act.

Article 12

For shareholders of the Company, each share shall be entitled to one vote. However, shares held in accordance with Article 179 of the Company Act or relevant laws and regulations do not have any voting right.

Article 12-1

In case the sole shareholder of the Company is an institutional shareholder, the function of the shareholders’ meeting of the Company shall be exercised by the board of directors, and the stipulations with regard to shareholders’ meetings herein shall not be applicable.

Article 13

Except as otherwise provided by the relevant laws and regulations, the resolution of a shareholders’ meeting shall be adopted by a majority vote of the shareholders present who represent the majority of the total number of the issued shares, in person or by proxy. If there is no disagreement raised by the shareholders present after the chairperson’s inquiry, the resolution shall be deemed as adopted, and the effectiveness thereof shall be the same as a resolution adopted by vote.

Article 13-1

In case the Company plans to revoke its public company status, the revocation shall be subject to a resolution of the shareholders’ meeting. This provision shall not be modified when the stocks of the Company are registered with the Emerging Stock Market or the Company is listed on a stock exchange.

Article 14

The shareholders’ meeting shall be presided over by the Chairperson of the board of directors. In case of his or her absence, a proxy shall be designated in accordance with Paragraph 3, Article 208 of the Company Act.

In the event that the shareholders’ meeting is convened by a person who has the right to do so other than the board of directors, the convener shall preside over the meeting. In the event that there is more than one convener, the chairperson of the meeting shall be selected from among themselves.

Article 15

The resolutions of a shareholders’ meeting shall be recorded in the meeting minutes, which shall be signed or stamped by the chairperson and secretary of the meeting and shall be distributed to the shareholders within twenty days after the meeting.

The minutes of the shareholders’ meeting shall include the date, place, name of the chairperson, resolution methods, brief of the meeting and the results of the meeting, and shall be kept in the custody of the Company for the duration of the Company. The sign-in book of the shareholders and the letters of proxy shall be kept in the custody of the Company for at least one year, provided however, if there is a litigation involved, the sign-in book of the shareholders and the letters of proxy shall be kept until the litigation is closed.

The making and distribution of the meeting minutes in the preceding paragraph may be made by electronic methods. The company which is a public company may distribute the meeting minutes by making a public announcement.

SECTION IV DIRECTORS

Article 16

The Company shall have nine to eleven directors to be elected by the shareholders’ meeting among persons of legal capacity. The term of the directors shall be three years. The directors may be re-elected and re-appointed.

Article 16-1

The Company shall have independent directors in accordance with Article 14-2 of the Securities and Exchange Act. Among the directors, there shall be three to five independent directors, the total number of which shall not be less than one-fifth of the directors. The Company adopts the candidate nomination system under Article 192-1 of the Company Act for the election of independent directors. The independent directors shall be elected by the shareholders from the list of candidates. The professional qualifications, shareholding, term, and restrictions on holding concurrent positions, nomination and election methods of the independent directors shall be handled in accordance with relevant laws and regulations issued by securities authorities.

In case the sole shareholder of the Company is an institutional shareholder, the independent directors shall be appointed by such institutional shareholder and the preceding paragraph shall not be applicable. The matters with regard to the acceptance and announcement of the nomination of independent directors shall be handled in accordance with the laws and regulations relating to the Company Act and the Securities and Exchange Act, and the Company’s rules relating to the election of directors.

Article 16-2

The Company shall establish an audit committee in accordance with Articles 14-4 of the Securities and Exchange Act, which shall consist of all independent directors. The audit committee or the members of the audit committee shall perform the responsibilities of supervisors under the Company Act, Securities and Exchange Act, and other relevant laws and regulations.

Article 17

The board of directors consists of directors. The chairperson of the board of directors shall be elected from among the directors by a majority vote at a meeting attended by two-thirds or more of the directors. The chairperson of the board of directors shall act in his capacity to represent the Company externally and shall comply with Article 195 of the Company Act.

The chairperson of the board of directors shall preside over the shareholders’ meeting and the board of directors meeting, and shall externally represent the company to perform his or her duties accorded by law. In his or her absence, a proxy shall be designated in accordance with Article 208 of the Company Act. If the board of directors meeting is held via video conference, the directors who attend the meeting via video conference shall be deemed as attending the meeting in person.

Article 18

Except as otherwise provided by the Company Act, a resolution of the board of directors is adopted if it is approved by the majority of the directors present at a meeting attended by the majority of the directors. The board of directors meeting shall be held at least once every three months. A director may appoint another director to attend the board of directors meeting on his or her behalf; provided however that a letter of proxy listing the scope of authorization with regard to the agenda of the meeting is issued. Each director may only act as the proxy for one director.

The stipulation regarding the meeting minutes for shareholders’ meeting under Article 15 shall be applied to the board of directors meetings, mutatis mutandis.

Article 19

The board of directors has the authority to:

1.	review the business policy and mid-term and long-term development plan;

2.	review and supervise the operation of the annual business plan;

3.	review and approve the budget and review the settlement of accounts;

4.	review plans for increase or decrease in capital;

5.	review proposals for the distribution of profits or covering of losses;

6.	review and approve material agreements;

7.	submit the proposal to the shareholders’ meeting with regard to distribution of profits, amendment of the Articles of Incorporation, change of capital, and dissolution or merger of the Company;

8.	review and approve the charter documents and important business rules of the Company;

9.	approve material project of capital expenditure;

10.	appoint and terminate the president and vice president(s);

11.	execute the resolutions of the shareholders’ meeting;

12.	hold the shareholders’ meeting and prepare business reports; and

13.	handle other matters required or permitted by the law.

Article 20

The scope of authority of the audit committee shall be the performance of the responsibilities of supervisors specified under the Company Act, Securities and Exchange Act and other relevant laws and regulations, and the authorities stipulated under the charter document in respect of the audit committee of the Company.

Article 21

The resolution of the audit committee shall be adopted with the consent of the majority of the committee members.

Article 21-1

The board of directors is authorized to determine the remuneration of all directors based on the level of involvement of and the value of contribution by the directors, taking into account the level of remuneration given by companies in the same industry.

Article 21-2

The Company may purchase liability insurance for its directors and independent directors in relation to the liabilities to be borne by them under the law for the performance of their responsibilities during the office term .

SECTION V OFFICERS

Article 22

The Company shall appoint one president and one or more vice presidents based on its business needs. The president shall be nominated by the chairperson of the board of directors and comply with Article 29 of the Company Act.

Article 23

The president shall act in accordance with the instructions of the chairperson of the board of directors and manage the business of the Company in accordance with the resolutions of the board of directors and shareholders’ meeting and these Articles of Incorporation. Except for the vice presidents, the president may nominate other officers and has the right of performance evaluation. The vice presidents shall assist the president in the daily operation of the Company.

SECTION VI ACCOUNTING

Article 24

The fiscal year of the Company shall commence from January 1 of each year and end on December 31 of the same year, and shall conduct the assessment of settlement of accounts after the close of each fiscal year. The board of directors shall prepare the following reports and shall send such reports to the audit committee for review thirty days before the annual shareholders’ meeting, and then submit such reports to the annual shareholders’ meeting for recognition:

1.	a business report;

2.	financial statements; and

3.	a proposal on the distribution of profits or covering of losses.

Article 25

If there is profit in any given year, the Company shall set aside 10% thereof as employee compensation. The board of directors may resolve to pay said compensation in the form of shares or cash. Such compensation may be paid to the employees of an affiliated company who meet the conditions set by the board of directors. The board of directors may resolve to set aside no more than 0.5% of the above-mentioned profit as the remuneration of the directors. A proposal on the compensation for the employees and remuneration of the directors and supervisors shall be presented at the shareholders’ meeting. If the Company has accumulated losses, the amount for making up said losses shall be reserved before setting aside the compensation for the employees and the remuneration of directors and supervisors at the rates stated above.

Article 25-1

Upon the final settlement of accounts, if there is net profit, the Company shall first set aside the tax payable and offset its losses before setting aside a legal capital reserve at 10% of the remaining profit. The Company shall then set aside or reverse the special capital reserve in accordance with the laws and regulations and as requested by the competent authorities. The remaining profit of that fiscal year, as well as the accumulated undistributed profit at the beginning of the same year and the adjusted undistributed profit of the given fiscal year, shall be distributable profit. If there is any surplus distributable profit after the board of directors sets aside a reserve based on the Company’s operational needs, such surplus profit may be distributed in full or in part to shareholders as dividends, subject to the approval of the shareholders’ meeting.

A proposal on the distribution of dividends shall be submitted by the board of directors annually to the shareholders’ meeting, and be based on factors such as past years’ profit, the current and future investment environment, the Company’s capital needs, competition in the domestic and foreign markets, and budgets, with an aim to pursuing shareholders’ interests and balancing the dividend distribution and the long-term financial plan of the Company. The distribution of profits of the Company can be made in the form of cash dividends or stock dividends, provided that the cash dividend shall account for at least 10% of the total profit distributed as dividends in the given year.

SECTION VII SUPPLEMENTARY PROVISIONS

Article 26

The internal organization of the Company and the detailed procedures of business operation shall be determined separately by the board of directors.

Article 27

Matters not provided for in these Articles of Incorporation shall be handled in accordance with the Company Act.

Article 28

These Articles of Incorporation are agreed upon and signed by all the promoters of the Company on July 17, 1997. The first amendment was made on April 27, 1998. The second amendment was made on May 18, 2000. The third amendment was made on June 5, 2002. The fourth amendment was made on June 26, 2003. The fifth amendment was made on June 11, 2004. The sixth amendment was made on June 15, 2005. The seventh amendment was made on August 2, 2005. The eighth amendment was made on June 15, 2006. The ninth amendment was made on April 12, 2007. The tenth amendment was made on June 28, 2007. The eleventh amendment was made on December 17, 2007. The twelfth amendment was made on March 30, 2010. The thirteenth amendment was made on June 22, 2012. The fourteenth amendment was made on June 17, 2013. The fifteenth amendment was made on December 30, 2014. The sixteenth amendment was made on January 28, 2016.

ChipMOS TECHNOLOGIES INC.

Chairman: Shih-Jye Cheng

Appendix 3

ChipMOS TECHNOLOGIES INC.

Shareholdings of All Directors

Record date: March 28, 2017

Title	Name	Number of shares held when elected	Number of shares held at present	Percentage of issued shares
Chairman	Shih-Jye Cheng	50,000	5,290,000	0.60%
Director	Wen-Ching Lin	4,000,200	4,000,200	0.45%
Director	Yu-Hu Liu	0	0	0%
Independent Director	Chin-Shyh Ou	0	0	0%
Independent Director	Tai-Haur Kuo	0	0	0%
Independent Director	Yuh-Fong Tang	0	0	0%
Independent Director	Cho-Lien Chang	0	0	0%
Independent Director	Kuei-Ann Wen	0	0	0%
Shareholdings of All Directors		4,050,200	9,290,200	1.05%

Note:	1. As of March 28, 2017, the total amount of outstanding shares of the Company is 886,839,261 shares.

2. The number of independent directors elected by the Company exceeds half of the total number of directors and Audit Committee is set up pursuant to the laws. Therefore, the provisions of minimum percentage requirements for the shareholding of directors and supervisors shall not apply.